Pinnacle℠

FINANCIAL PARTNERS

APR 14 2006



06035997

BEST AVAILABLE COPY

PROCESSED

APR 27 2006

THOMSON
FINANCIAL

2005 ANNUAL REPORT

PINNACLE MISSION

To provide extraordinary products, service and financial advice enthusiastically and confidently at a level superior to all other financial service providers.

To provide a rewarding and meaningful experience for associates in an exciting and challenging work environment where ideas are shared and valued with emphasis placed on continuing learning opportunities and a balance of life.

To be a positive and active role model in our communities.

To increase shareholder wealth by consistently outperforming comparable peers.

To Our Shareholders:

Since the founding of Pinnacle in 2000, our vision has been to be the best financial services provider and best place to work in Middle Tennessee. Our results, financial and otherwise, demonstrate we are, in fact, making that vision a reality.

Best Financial Services Provider
With Nashville's most highly experienced financial professionals as our cornerstone, we are providing financial advice in a way that is unsurpassed in this market. Without ever running an ad or conducting a "product of the month" promotion so typical of the large regional banks today, we continue to grow faster than all our competitors in Nashville and receive exceptional client satisfaction ratings. In 2005, after only five years in business, we:

- Grew assets organically to over $1 billion, a phenomenal growth record by any standard
- Received ratings from 100 percent of our client respondents saying Pinnacle is "recognizably better than its competitors"
- Increased brokerage assets under management to $441 million, again, an exceptional five-year performance
- Received the Federal Home Loan Bank of Cincinnati's Community Partner Award, having been selected as the only award recipient from this FHLB's 740 regional partners, for outstanding achievement in affordable housing and community investment

Best Place to Work
We never lose sight of the fact that we can only deliver extraordinary client service and shareholder value if we provide an environment and culture that attracts and retains the best and most experienced financial services professionals in the market. Using everything from our distinctive facilities design to our stock option program for all associates, we are constantly focused on the people who *are* Pinnacle. In 2005, our approach was reaffirmed as we:

- Achieved a 94 percent annual associate retention rate, phenomenal for any industry, especially financial services
- Received the "Best Place to Work" award from the *Nashville Business Journal* for the third straight year in our size category based on associate surveys

Shareholder Value
Our focus on being the best financial services provider and the best place to work has resulted in strong financial performance for our shareholders. Here are highlights of what our associates achieved for you in 2005, including:

- 39 percent increase in earnings per share
- 42 percent increase in deposits
- 37 percent increase in loans
- 11 percent increase in stock price, versus a 2 percent decline for the Southeast Regional Bank Index
- Continuation of extremely strong credit quality, a critical component of our long-term financial performance

Continued Growth for 2006
2006 holds even more opportunity for Pinnacle, including our strong and accelerated entrance into rapidly-growing Rutherford County through our recently completed acquisition of Cavalry Bancorp. We are now the market leader in Rutherford County, one of the fastest growing and most lucrative markets in the state. With Cavalry, we are now the second largest bank holding company in Tennessee and hold the No. 6 market share position in the state's most attractive MSA. Our commitment to you is to integrate our companies in a way that continues the momentum we have in place and assure that all of our actions ultimately lead to enhanced shareholder value.

Thank you for your confidence in our firm.

Sincerely,



M. Terry Turner
President and CEO



Robert A. McCabe, Jr.
Chairman

Five Years of Exceptional Performance

Creating long-term shareholder value is a major tenet of Pinnacle's mission. We believe we take care of our clients better than anyone else in the market because we attract and keep the most talented and experienced financial professionals.

Warren Buffet once said, "Manage the fundamentals and tell your story - the market then will take care of itself." We have followed this thinking at Pinnacle, and it has served our shareholders well. As noted in the chart below, over the last five years, the price performance of Pinnacle's stock has been exceptional, up 669 percent.

Pinnacle Performance vs. Major Indices



Sustainable Growth

At Pinnacle, we measure growth in a distinctive way. We focus not only on balance sheet growth, but also parallel growth in profitability.

- We grew assets to $1.02 billion in five years through organic growth. Our business development efforts are producing consistent growth, with strong and robust pipelines.

Asset Growth (in millions)

Pinnacle's asset growth has consistently outpaced our original plan of $1 billion in assets by 2010



- Our team at year-end 2005 totaled 159 associates who are the most respected financial services professionals in our area. All of our client contact associates had a significant client base before joining Pinnacle.
- We have opened eight offices in just over five years of operation, each one in a strategic location based on our target market.
- Our associates amassed total loans of $648 million and total deposits of $810 million, demonstrating remarkably consistent quarterly growth.
- **Our recently completed merger with Cavalry Bancorp, Inc. in rapidly growing Rutherford County provides us with the #1 market share in one of the fastest growing counties in the nation.**





Pinnacle's board of directors measures the company's actual performance against a strategic framework of 20 financial and other metrics categorized by soundness, profitability, growth and market effectiveness. Examples of these include the traditional measures for profitability – ROA and ROE; growth in earnings per share for growth; and growth in market share for market effectiveness. We also measure ourselves against several "nontraditional" measures, such as associate retention rates and client service quality indicators.

These strategic framework targets are reviewed and occasionally modified by the board to ensure they are the right targets for the current environment. The following charts detail our net income and return on equity trends since the first quarter of 2002. We believe our commitment to delivering sound performance is the primary reason these charts show the consistent growth in these two measures since 2002.



Momentum for Continued Growth

Five advantages give Pinnacle the momentum for continued rapid growth and top performance. In combination, these advantages create what we believe is a "once in a generation" opportunity for Pinnacle's shareholders and associates:

- ***Consistent and effective strategies***
- ***Presence in a "hot" metropolitan market***
- ***Vulnerable competition***
- ***Acquisition of Cavalry Bancorp and future expansion in Rutherford County***
- ***Shareholder alignment***

Consistent and Effective Strategies

When we founded Pinnacle in 2000, we developed simple strategies to seize the opportunity we found in our market. Five years later, these strategies create significant advantages as we continue to embrace these same strategies with even greater conviction.

- *Hire and retain highly experienced and qualified financial services professionals* with successful track records and, for client contact personnel, an established client base of small businesses and consumer households in Nashville.

Our annual associate retention rate of 94 percent is just as impressive as our recruiting success. Associate retention is critical to our clients who have experienced significant turnover in previous relationships at the large national or regional banks with whom we compete. The *Nashville Business Journal* ranked Pinnacle as Middle Tennessee's "Best Place to Work" among comparably sized companies in 2003, 2004 and 2005.

- ***Provide individualized attention with consistent, local decision-making authority***. When presented with a choice, we believe that our clients prefer to work with a locally-owned institution headquartered in Nashville, rather than a large, multi-state bank where many important decisions regarding a client's financial affairs are made elsewhere. Probably the single most important factor influencing the magnitude of Pinnacle's opportunity is that two decades of bank consolidation have left Nashville with no local banks of consequence.

- ***Offer a full line of financial services*** to include traditional depository and credit products, as well as sophisticated investment, treasury management and insurance products.

  Unlike most community banks, we established our own asset management arm, Pinnacle Asset Management, at the outset. As of December 31, 2005, Pinnacle Asset Management had accumulated $441 million in brokerage assets. We also offer our clients a full suite of treasury management services, typically only available from the large regional institutions and, with our acquisition of Cavalry, insurance services.

- ***Capitalize on client dissatisfaction*** that has been caused by our competitors' less than satisfactory response to the financial needs of today's sophisticated consumers and small businesses. Since we began our firm, we have historically surveyed our clients on numerous matters related to their relationship with us. Consistently, these surveys indicate that our service quality is significantly better than our clients' prior financial services provider. Literally 100 percent of our survey respondents say we are "recognizably better than" our competitors.

- ***Build on our directors' and officers' diverse personal and business contacts, community involvement and professional expertise***. Pinnacle's directors and executive officers have a unique blend of experience as business leaders and community leaders as well as experience with other public companies, including financial services companies. In addition to their oversight responsibilities, they are highly motivated and deeply involved in our business development efforts, which is a competitive advantage for Pinnacle.

- ***Build a distribution system designed to prudently expand our physical and virtual market presence***, thereby providing convenience and distinctive service for our clients 24 hours a day. Our courier deposit pickup service and internet banking product consistently receives high marks from our small business clients.

Nashville - A "Hot" Metropolitan Market

Another Pinnacle advantage is our market area. The Nashville MSA is a strong financial services market because of the growth dynamics in the Nashville economy Pinnacle has focused its presence in Metropolitan Nashville/Davidson County and two contiguous, fast growing counties – Williamson and Sumner. Additionally, our acquisition of Cavalry will give us the top market share in Rutherford County which has been cited as having the fastest growing annual job growth rate in the nation over several quarters.

Nashville MSA

- Tennessee state capitol
- 1.5 million population – Tennessee's largest MSA
- $25 billion in deposits
- Central U.S. location, primary transportation corridor for East/West and North/South with three connecting interstates

Growth Projections for Greater Nashville Market

County	Total Population 2005 (Actual)	Projected Population Change 2005 - 2010 (%)	Median Household Income 2005 ($)	Projected Household Income Change 2005-2010 (%)
Davidson	**596,717**	*6.16%*	**$ 45,854**	*14.78%*
Williamson	**150,546**	*17.35%*	**$ 80,324**	*16.55%*
Sumner	**143,813**	*9.49%*	**$ 52,180**	*14.46%*
Rutherford	**222,607**	*21.04%*	**$ 51,974**	*12.34%*

Source: SNL Financial LC

Market Growth and Dynamics

- 31st fastest growing MSA in population in US from 2000-2004
- ***Expansion Management Magazine – Jan 2006:*** Nashville repeats for the second year in a row as the nation's hottest metro area for business relocations and expansions. Recent corporate relocations: Nissan North America, Caremark, Louisiana Pacific.
- ***Kiplinger's – Oct 2005:*** Nashville is ranked as one of seven coolest cities in the nation that are perfect for young professionals.
- ***The Tax Foundation – Feb 2006:*** Tennessee ranked among the top five most "tax-friendly" states in the US in an analysis of state and local tax burdens of residents.

Vulnerable Competition

Due to mergers and reorganizations, the competitive landscape in Nashville has been impacted by turmoil in the large regional banks. The turmoil creates in the large regional banks a significant advantage for Pinnacle. The mergers that started in the 1980s and continue today have left the Nashville MSA a fertile ground for a financial services firm focused on distinctive service and effective advice. As large banks merge with other banks they are required to focus internally; as a result, clients and associates alike become disenfranchised. When the merged institutions then implement their individual brands of centralization and bureaucracy, clients and associates become even more frustrated and dissatisfied.

Over several years, our market has been dominated by three national or regional banks – SunTrust, AmSouth and Bank of America – who today control a combined market share of 52 percent, and all of whom acquired local banks to obtain their position. The consolidation turmoil only continues with Regions Bank's acquisition of Union Planters, SunTrust's acquisition of National Bank of Commerce and Wachovia's acquisition of South Trust, virtually all of which offer significant market share opportunities in Nashville.

1995 – 2005 Davidson County Market Share Changes



Pinnacle's ability to capture market share in this environment is evidenced by the trend in market share in the Nashville MSA. The three largest bank holding companies – AmSouth, Bank of America and SunTrust – have lost a combined 12 percentage points in market share since 1995. That loss has been picked up primarily by locally-owned banks like Pinnacle. While Pinnacle's growth to date has been dramatic, our deposit market share, including that of Cavalry, only represents approximately 4.8 percent of the total Nashville market – clearly offering a significant opportunity to continue the rapid growth.

Acquisition and Expansion

Cavalry brings Pinnacle significant new growth opportunities. With Cavalry's contribution of approximately $640 million in assets, assets of the combined company would have been approximately $1.8 billion at December 31, 2005. Our market capitalization should approximate $425 million.

Today, the combined institution has 17 offices in the most ideal trade areas in Middle Tennessee. Later this year, we will open our 18th office in the Donelson area of Nashville.

In June 2005, Pinnacle had the 9th largest market share in the Nashville MSA, and Cavalry had the 11th. Combined we should move to 6th behind the large regionals and will be the second largest bank holding company headquartered in Tennessee. Important to note is that Pinnacle was the fastest growing bank in the Nashville MSA in terms of market share – growing our market share 73 basis points from 2.02% in 2004 to 2.75% in 2005. We believe our growth should accelerate even more when combined with Cavalry's strong growth momentum.

Nashville MSA Market Share Rankings

As of June 30, 2005

Source: FDIC

Pinnacle and Cavalry combine to form 6th largest bank in Nashville with significant growth opportunities for the future.

Rank			*Total deposits (in millions)*	*Market share percentage*	*Share growth 2005 vs 2004*
1	*Suntrust*	$	4,480	17.8%	***(0.06)%***
2	*AmSouth*	$	4,472	17.7%	***(1.04)%***
3	*Bank of America*	$	4,092	16.2%	***0.66%***
4	*Regions*	$	1,630	6.5%	***(0.11)%***
5	*First Horizon*	$	1,277	5.1%	***0.50%***
	Pinnacle/Cavalry	***$***	***1,207***	***4.8%***	***0.88%***
6	*Fifth Third*	$	908	3.6%	***0.06%***
7	*US Bank*	$	903	3.6%	***(0.11)%***
8	*Wilson B & T*	$	769	3.1%	***0.38%***
9	***Pinnacle***	***$***	***693***	***2.8%***	***0.73%***
10	*Cumberland Bank*	$	559	2.2%	***0.19%***
11	***Cavalry***	***$***	***514***	***2.0%***	***0.16%***
12	*Bank of Nashville*	$	472	1.9%	***0.21%***

Pinnacle will bring a strong commercial middle-market focus, treasury management and increased brokerage services to Cavalry clients, while Pinnacle clients will benefit from Cavalry's insurance and merchant card services. Pinnacle's lending capacity will approximately double and allow the firm to grow loans at an even faster rate.

Pinnacle may also consider extending into other urban markets such as Memphis and Knoxville if we see an opportunity to go to one of those markets and replicate what we've done in Nashville – ***hire the most successful bankers and brokers in the market.***

Shareholder Alignment

Our Leadership Team and our associates drive the company's performance, so our interests must be aligned with those of our shareholders. The best way to ensure this alignment is to make shareholders of all associates which we believe is another significant advantage for Pinnacle. To that end, we have in place:

- Significant insider ownership
- Significant executive ownership
- Performance-based, at-risk compensation for executive management
- Broad-based stock option plan for **all** associates
- Annual cash bonuses for all associates based on corporate soundness and earnings thresholds, rather than on product sales or cold call statistics

Our hope is that as you review the information in this report and consider the excellent results that have been achieved thus far, you will be just as excited as we are about what lies ahead for Pinnacle, our shareholders, our associates and our clients.

Table of Contents

Selected financial data .... Pages 10 - 11
Management's discussion and analysis .... Pages 11 - 32
Consolidated financial statements.. Pages 33 – 60
Management report on internal control over financial reporting.. Page 61
Reports of independent registered public accounting firm .... Pages 62 - 63
Investor information.. Page 64

* * * * *

FORWARD-LOOKING STATEMENTS

Pinnacle Financial Partners, Inc. ("Pinnacle Financial") may from time to time make written or oral statements, including statements contained in this report which may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect", "anticipate", "intend", "consider", "plan", "believe", "seek", "should", "estimate", and similar expressions are intended to identify such forward-looking statements, but other statements may constitute forward-looking statements. These statements should be considered subject to various risks and uncertainties. Such forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Pinnacle Financial's actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors. Such factors include, without limitation, (i) unanticipated deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses, (ii) the inability of Pinnacle to continue to grow its loan portfolio at historic rates, (iii) increased competition with other financial institutions, (iv) lack of sustained growth in the economy in the Nashville, Tennessee area, (v) rapid fluctuations or unanticipated changes in interest rates, (vi) the inability of Pinnacle to satisfy regulatory requirements for its expansion plans, (vii) the inability of Pinnacle to execute its expansion plans including the timely consummation of its merger with Cavalry Bancorp and the successful integration of Cavalry's operations with Pinnacle's and (viii) changes in the legislative and regulatory environment. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial does not intend to update or reissue any forward-looking statements contained in this report as a result of new information or other circumstances that may become known to Pinnacle Financial.

Unless this report indicates otherwise or the context otherwise requires, the terms "we," "our," "us," "Pinnacle Financial Partners" or "Pinnacle Financial" as used herein refer to Pinnacle Financial Partners, Inc. and its subsidiary Pinnacle National Bank, which we sometimes refer to as "Pinnacle National," "our bank subsidiary" or "our bank" and its other subsidiaries. References herein to the fiscal years 2001, 2002, 2003, 2004 and 2005 mean our fiscal years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively.

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(in thousands, except per share data, ratios and percentages)				
Statement of Financial Condition Data:					
Total assets	$ 1,016,772	$ 727,139	$ 498,421	$ 305,279	$ 175,439
Loans, net of unearned income	648,024	472,362	297,004	209,743	134,440
Allowance for loan losses	(7,858)	(5,650)	(3,719)	(2,677)	(1,832)
Total securities	279,080	208,170	139,944	73,980	19,886
Deposits and securities sold under agreements to repurchase	875,985	602,655	405,619	249,067	147,917
Advances from FHLB	41,500	53,500	44,500	21,500	8,500
Subordinated debt	30,929	10,310	10,310	--	--
Stockholders' equity	63,436	57,880	34,336	32,404	18,291
Income Statement Data:					
Interest income	$ 46,308	$ 27,679	$ 18,262	$ 12,561	$ 6,069
Interest expense	17,270	7,415	5,363	4,362	2,579
Net interest income	29,038	20,264	12,899	8,199	3,490
Provision for loan losses	2,152	2,948	1,157	938	1,670
Net interest income after provision for loan losses	26,886	17,316	11,742	7,261	1,820
Noninterest income	5,394	4,978	3,035	1,732	1,341
Noninterest expense	21,032	14,803	10,796	7,989	6,363
Income (loss) before income taxes	11,248	7,491	3,981	1,004	(3,202)
Income tax expense (benefit)	3,193	2,172	1,426	356	(2,065)
Net income (loss)	$ 8,055	$ 5,319	$ 2,555	$ 648	$ (1,137)
Per Share Data:					
Earnings (loss) per share – basic	$ 0.96	$ 0.69	$ 0.35	$ 0.11	$ (0.29)
Weighted average shares outstanding – basic	8,408,663	7,750,943	7,384,106	6,108,942	3,963,196
Earnings (loss) per share – diluted	$ 0.85	$ 0.61	$ 0.32	$ 0.10	$ (0.29)
Weighted average shares outstanding – diluted.	9,464,500	8,698,139	7,876,006	6,236,844	3,963,196
Book value per share	$ 7.53	$ 6.90	$ 4.65	$ 4.39	$ 3.96
Common shares outstanding at end of period	8,426,551	8,389,232	7,384,106	7,384,106	4,624,106
Performance Ratios and Other Data:					
Return on average assets	0.93%	0.89%	0.66%	0.29%	(1.19)%
Return on average stockholders' equity	13.23%	12.31%	7.70%	2.47%	(7.8)%
Net interest margin (1)	3.60%	3.62%	3.53%	3.81%	3.95%
Net interest spread (2)	3.16%	3.34%	3.23%	3.42%	3.29%
Noninterest income to average assets	0.62%	0.83%	0.78%	0.76%	1.41%
Noninterest expense to average assets	2.42%	2.48%	2.78%	3.50%	6.70%
Efficiency ratio (3)	61.1%	58.6%	67.8%	80.4%	131.7%
Average loan to average deposit ratio	81.3%	79.0%	85.5%	98.5%	94.9%
Average interest-earning assets to average interest-bearing liabilities	120.0%	120.0%	118.9%	119.6%	122.7%
Average equity to average total assets ratio	7.00%	7.23%	8.54%	11.58%	15.29%
Asset Quality Ratios:					
Allowance for loan losses to nonperforming assets	1,708.3%	1,006.9%	981.3%	143.4%	732.8%
Allowance for loan losses to total loans	1.21%	1.20%	1.25%	1.28%	1.36%
Nonperforming assets to total assets	0.05%	0.08%	0.08%	0.61%	0.14%
Nonaccrual loans to total loans	0.07%	0.12%	0.13%	0.89%	0.19%
Net loan charge-offs (recoveries) to average loans	(0.01)%	0.27%	0.05%	0.05%	0.00%
Net charge-offs (recoveries) as a percentage of:					
Provision for loan losses	(2.55)%	34.49%	9.94%	9.91%	0.00%
Allowance for loan losses	(7.00)%	18.00%	3.09%	3.47%	0.00%

	2005	2004	2003	2002	2001
	(in thousands, except per share data, ratios and percentages)				
Capital Ratios:					
Leverage (4)	9.9%	9.7%	9.7%	11.1%	11.6%
Tier 1 risk-based capital	11.7%	11.7%	11.8%	12.7%	10.1%
Total risk-based capital	12.6%	12.7%	12.8%	13.8%	11.2%

(1) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(2) Net interest spread is the result of the difference between the interest yield earned on interest earning assets less the interest paid on interest bearing liabilities.
(3) Efficiency ratio is the result of noninterest expense divided by the sum of net interest income and noninterest income.
(4) Leverage ratio is computed by dividing Tier 1 capital by average total assets for the fourth quarter of each year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at December 31, 2005 and 2004 and our results of operations for each of the three years ended December 31, 2005. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included elsewhere herein.

Overview

General. Pinnacle Financial's rapid growth from its inception through the fourth quarter of 2005 has had a material impact on Pinnacle Financial's financial condition and results of operations. This rapid growth resulted in net income for the year ended December 31, 2005 of $0.85 per diluted share as compared to $0.61 and $0.32 per diluted share for 2004 and 2003, respectively. At December 31, 2005, loans totaled $648 million, as compared to $472 million at December 31, 2004, while total deposits increased to $810 million at December 31, 2005 from $571 million at December 31, 2004.

Results of Operations. Pinnacle Financial's net interest income increased to $29.0 million in 2005 from $20.3 million in 2004. The net interest margin (the ratio of net interest income to average earning assets for the period) was 3.60% for the year ended December 31, 2005 compared to 3.62% for the same period in 2004.

Our provision for loan losses decreased $796,000 in 2005 to $2,152,000 from $2,948,000 in 2004. Although we continued to make provisions due to the increase in loan volumes in 2005, the provision amount was reduced due to a reduction in charge-offs in 2005 compared to 2004, an increase in recoveries of previously charged-off loans in 2005 compared to 2004 and improvement in the overall credit quality of our loan portfolio in 2005 compared to 2004. As our loan portfolio continues to grow, such growth will continue to be a major factor in determining the amount of our provision expense.

Noninterest income for 2005 compared to the same time period in 2004 increased by $416,000, or 8.4%, compared to an increase of 64% between 2004 and 2003. The increase in 2005 was primarily due to increased letter of credit fees, commissions from sales of insurance policies and increased revenues from Pinnacle Financial's subsidiary, Pinnacle Credit Enhancement, Inc. The increase in 2004 when compared to 2003 was primarily due to Pinnacle National beginning a mortgage origination unit in early 2003, increases in investment services revenues between the periods, and increases in gains on the sales of loan and loan participations and securities available-for-sale.

Our continued growth in 2005 resulted in an increase of $6.2 million in noninterest expense compared to 2004 due to increases in salaries and employee benefits, equipment and occupancy expenses and other operating expenses. Similar increases occurred between 2004 and 2003 as noninterest expense increased $4.0 million between these two periods. The number of full-time equivalent employees increased from 89.5 at December 31, 2003 to 122.0 at December 31, 2004 and 156.5 at December 31, 2005. As a result, we experienced significant increases in compensation and employee benefit expense. We expect to add additional employees throughout 2006 which will cause our compensation and employee benefit expense to increase in future periods. Additionally, our branch expansion efforts during the last three years also increased noninterest expense. The increased operational expenses for the recently opened branches and the additional planned branch in late 2006 will continue to result in increased noninterest expense in future periods. Our efficiency ratio (the ratio of noninterest expense to the sum of net interest income and noninterest income) was 67.8% in 2003; 58.6% in 2004; and 61.1% in 2005.

We believe that a rising interest rate environment, which we believe is somewhat more likely than a falling rate environment over the next few quarters, should result in greater net interest income for us than a falling or stagnant rate environment. At December 31, 2005, approximately 63.1% of our loan volumes are subject to repricing within the next year with approximately 53.5% classified as floating rate loans that reprice immediately with adjustments to our prime lending rate or other similarly published overnight interest rate indices. We also believe we will continue to increase assets with particular emphasis on floating rate lending. However, the additional revenues provided by these two items may not be sufficient to overcome any immediate increases in funding costs which would also be incurred in a rising rate environment as a result of competitive deposit pricing in our market area.

Conversely, a falling rate environment would serve to have the opposite effect on our net interest income. In a falling rate environment, we may not be able to reduce our deposit funding costs by any meaningful amount due to market pressures, while our interest income would decrease at a more rapid pace.

In the latter half of 2004, the Federal Reserve's Open Market Committee began increasing its benchmark Fed Funds rate in 25 basis point increments. At the end of 2005, the benchmark Fed Funds rate was 4.25% as compared to 1.00% for substantially the entire first half of 2004. We believe these actions contributed favorably to our 2004 and 2005 results due to the repricing of our floating rate loans concurrently with Fed Funds rate increases. However, our deposit rates also increased during this period, which served to offset the impact of the increase on floating rate loans to a significant degree, especially in 2005. Should the Federal Reserve continue to increase the Fed Funds rates, we believe the impact of such actions will be no more favorable in 2006 than in 2005 due to increased pressure from competitors on deposit pricing.

Financial Condition. The $176 million increase in loans in 2005 contributed to the increase in our net income for 2005 when compared to a similar increase of $175 million in loans for the 2004 fiscal year. As we seek to increase our loan portfolio, we must also continue to monitor the risks inherent in our lending operations. If our allowance for loan losses is not sufficient to cover the estimated loan losses in our loan portfolio, increases to the allowance for loan losses would be required which would decrease our earnings.

We have successfully grown our total deposits to $810 million at December 31, 2005 compared to $571 million at December 31, 2004. This growth in deposits had a higher funding cost due to rising rates and increased deposit pricing competition in 2005 compared to 2004 and 2003. We typically adjust our loan yields at a faster rate than we adjust our deposit rates. As such, unless significant competitive pressures exist, our deposit funding costs do not usually adjust as quickly as do revenues from interest income on floating rate earning assets.

We continue to believe there is broad acceptance of our business model within the Nashville area and in our target markets of small businesses and affluent clients in the Nashville area. As a result, and because our sales pipeline remains strong at the current time, we believe we will continue to increase our loan and deposit balances for the 2006 fiscal year at amounts comparable to prior periods.

Capital and Liquidity. At December 31, 2005, our capital ratios, including our bank's capital ratios, met regulatory minimum capital requirements. Additionally, at December 31, 2005, our bank would be considered to be "well-capitalized" pursuant to banking regulations.

In the past, we have been successful in procuring additional capital from the capital markets (via public and private offerings). This additional capital was required to support our growth. As of December 31, 2005, we believe we have sufficient capital to support our current growth plans. As a result, we do not foresee the need to consider any additional public or private offerings of common stock at this time.

On September 15, 2005, PNFP Statutory Trust II ("PNFP Trust II"), a Delaware statutory trust subsidiary, issued $20,000,000 of its trust preferred securities to institutional investors. PNFP Trust II purchased $20,619,000 of our Junior Subordinated Debt Securities due September 30, 2035 (the "Subordinated Debentures") and we guaranteed, pursuant to a guarantee agreement, payment obligations of PNFP Trust II under the trust preferred securities. Proceeds of the issuance will provide additional capital to our bank. The Subordinated Debentures (and PNFP Trust II's trust preferred securities) will be payable in 2035 and, until September 30, 2010, will bear interest at an annual rate equal to 5.848% per annum and thereafter at a floating rate based on a spread over three-month LIBOR which is set each quarter. We may defer the payment of interest at any time for a period up to twenty consecutive quarters provided the deferral period does not extend past the stated maturity. Except upon the occurrence of certain events resulting in a change in the capital treatment or tax treatment of the Subordinated Debentures or resulting in PNFP Trust II being deemed to be an

investment company required to register under the Investment Company Act of 1940, we may not redeem the Subordinated Debentures until after September 30, 2010.

On October 3, 2005, we announced that we had entered into a definitive agreement to merge with Cavalry Bancorp, Inc. ("Cavalry"), a one-bank holding company located in Murfreesboro, Tennessee with approximately $638 million in assets as of December 31, 2005. We are in the process of obtaining the required regulatory approvals to consummate the merger, which is currently anticipated to close before the end of the first quarter of 2006.

Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses (ALL), have been critical to the determination of our financial position and results of operations.

Allowance for Loan Losses (ALL). Our management assesses the adequacy of the ALL prior to the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire ALL is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogeneous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. We then assign each risk-rating grade a loss ratio, which is determined based on the experience of management, discussions with banking regulators and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or based on the underlying collateral value. Based on management's experience, we also assign loss ratios to our consumer portfolio. These loss ratios are assigned to the various homogenous categories of the consumer portfolio (e.g., automobile, residential mortgage, home equity).

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The unallocated amount represents estimated inherent credit losses which may exist, but have not yet been identified, as of the balance sheet date. In estimating the unallocated amount, we consider such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the ALL to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The audit committee of our board of directors reviews the assessment prior to the filing of quarterly and annual financial information.

In assessing the adequacy of the ALL, we also consider the results of our ongoing independent loan review process. We undertake this process both to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in our overall evaluation of the risk characteristics of the entire loan portfolio. Our loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of Pinnacle National, and reviews that may have been conducted by bank regulatory agencies as part of their usual examination process.

Results of Operations

Our results for fiscal years 2005, 2004 and 2003 were highlighted by the continued growth in loans and other earning assets and deposits, which resulted in increased revenues and expenses. The following is a summary of our results of operations (dollars in thousands):

	Years ended December 31, 2005	Years ended December 31, 2004	2005-2004 Percent Increase	Year ended Dec. 31, 2003	2004-2003 Percent Increase
Interest income	$ 46,308	$ 27,679	67.3%	$ 18,262	51.6%
Interest expense	17,270	7,415	132.9%	5,363	38.3%
Net interest income	29,038	20,264	43.3%	12,899	57.1%
Provision for loan losses	2,152	2,948	-27.0%	1,157	154.8%
Net interest income after provision for loan losses	26,886	17,316	55.3%	11,742	47.5%
Noninterest income	5,394	4,978	8.4%	3,035	64.0%
Noninterest expense	21,032	14,803	42.1%	10,796	37.1%
Net income before income taxes	11,248	7,491	50.2%	3,981	88.2%
Income tax expense	3,193	2,172	47.0%	1,426	52.3%
Net income	$ 8,055	$ 5,319	51.4%	$ 2,555	108.2%

Net Interest Income. Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest bearing liabilities and is the most significant component of our earnings. For the year ended December 31, 2005, we recorded net interest income of $29,038,000, which resulted in a net interest margin of 3.60%. For the year ended December 31, 2004, we recorded net interest income of $20,264,000, which resulted in a net interest margin of 3.62%. For the year ended December 31, 2003, we recorded net interest income of $12,899,000, which resulted in a net interest margin of 3.53% for the year.

The following table sets forth the amount of our average balances, interest income or interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net interest margin for each of the years in the three-year period ended December 31, 2005 (dollars in thousands):

	2005			2004			2003		
	Average Balances	Interest	Rates/ Yields	Average Balances	Interest	Rates/ Yields	Average Balances	Interest	Rates/ Yields
Interest-earning assets:									
Loans (1)	$ 562,061	$ 35,167	6.26%	$ 373,287	$ 19,910	5.34%	$ 254,550	$ 13,709	5.39%
Securities:									
Taxable	204,532	9,086	4.44%	162,712	6,936	4.26%	100,547	4,158	4.14%
Tax-exempt (2)	31,578	1,116	4.66%	13,899	491	4.55%	6,172	217	4.37%
Federal funds sold	20,714	682	3.29%	14,716	182	1.23%	6,410	60	0.94%
Other	3,827	257	7.69%	2,894	160	6.26%	2,174	118	6.06%
Total interest-earning assets	822,712	46,308	5.68%	567,508	27,679	4.91%	369,853	18,262	4.96%
Nonearning assets	47,322			29,872			18,231		
Total assets	$ 870,034			$ 597,380			$ 388,084		
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 65,119	$ 659	1.01%	$ 38,544	$ 191	0.50%	$ 19,324	$ 95	0.49%
Savings and money market	250,136	4,860	1.94%	173,318	1,520	0.88%	100,032	870	0.87%
Certificates of deposit	256,056	8,171	3.19%	182,221	4,118	2.26%	136,203	3,384	2.48%
Total deposits	571,311	13,690	2.40%	394,083	5,829	1.48%	255,559	4,349	1.70%
Securities sold under agreements to repurchase	54,811	1,315	2.40%	20,466	104	0.51%	14,496	66	0.45%
Federal funds purchased	1,607	57	3.51%	1,705	24	1.43%	2,926	44	1.51%
Federal Home Loan Bank advances	42,326	1,222	2.89%	46,284	1,027	2.22%	38,000	904	2.38%
Subordinated debt	16,361	986	6.02%	10,310	431	4.18%	-	-	-
Total interest-bearing liabilities	686,416	17,270	2.52%	472,848	7,415	1.57%	310,981	5,363	1.72%
Noninterest-bearing deposits	120,007	-	-	78,616	-	-	42,308	-	-
Total deposits and interest-bearing liabilities	806,423	17,270	2.14%	551,464	7,415	1.34%	353,289	5,363	1.52%
Other liabilities	2,730			2,707			1,635		
Stockholders' equity	60,881			43,209			33,160		
	$ 870,034			$ 597,380			$ 388,084		
Net interest income		$ 29,038			$ 20,264			$ 12,899	
Net interest spread (3)			3.16%			3.34%			3.24%
Net interest margin			3.60%			3.62%			3.53%

(1) Average balances of nonperforming loans are included in the above amounts.
(2) Yields based on the carrying value of those tax exempt instruments are shown on a fully tax equivalent basis.
(3) The net interest spread calculation excludes the impact of demand deposits. Had the impact of demand deposits been included the net interest spread for the year ended December 31, 2005 would have been 3.54% compared to a net interest spread for the years ended December 31, 2004 and 2003 of 3.56% and 3.44%, respectively.

As noted above, the net interest margin for 2005 was 3.60% compared to a net interest margin of 3.62% for the same period in 2004. The net change in the net interest margin was relatively small because the net increases in the yield on interest-earning assets between the two periods approximated the increases in the rate paid on interest-bearing liabilities. The net interest margin for 2003 was 3.53%. Other matters related to the changes in net interest income, net interest yields and rates, and net interest margin are presented below:

- Our loan yields increased between 2005 and 2004 by 92 basis points. The pricing of a large portion of our loan portfolio is tied to our prime rate. Our weighted average prime rate for 2003 was 4.10% compared to 4.40% in 2004 and 6.25% in 2005. The rates for 2005 were higher due to periodic increases in our prime lending rate.

- We have been able to grow our funding base significantly. For asset/liability management purposes in 2005, we elected to allocate a greater proportion of such funds to our loan portfolio versus our securities and shorter-term investment portfolio than in 2004. For 2005, average loan balances were 65% of total assets compared to 62% in 2004. Loans generally have higher yields than do securities and other shorter-term investments. This change in allocation contributed to the increase in the overall total interest earning asset yields between 2005 and 2004.

- During 2005, overall deposit rates were higher than those rates for the comparable period in 2004. Changes in interest rates paid on such products as interest checking, savings and money market accounts, securities sold under agreements to repurchase and Federal funds purchased will generally increase or decrease in a manner that is consistent with changes in the short-term rate environment. During 2005, as was the case with our prime lending rate, short-term rates were higher than in 2004. We also monitor the pricing of similar products by our primary competitors. The changes in the short-term rate environment and the pricing of our primary competitors required us to increase these rates in 2005 compared to the same period in 2004 which resulted in increased pressure on our net interest margin.

- During 2005, the average balances of noninterest bearing deposit balances, interest bearing transaction accounts, savings and money market accounts and securities sold under agreements to repurchase amounted to 61% of our total funding compared to 56% in 2004. These funding sources generally have lower rates than do other funding sources, such as certificates of deposit and other borrowings. As a result, the average rates on fundings for 2005 were lower than they would have been otherwise due to this change in funding mix.

- Similarly, the short- and long-term rate environment impacts rates paid on certificates of deposit and advances from the FHLB; however, these items are also impacted by our decisions to alter the mix of maturities of the underlying accounts within these items. Furthermore, the timing of the initial sale of the certificate of deposit or the funding of the FHLB advance also impacts the rates paid on these items. Our results were impacted by certificates of deposit and advances from the FHLB that had been acquired during periods of lower interest rates. Such items matured during the period between 2005 and 2004, and were replaced by certificates of deposit and advances from the FHLB which had higher interest rates. These matters contributed to the increase in the rates paid on certificates of deposit and advances from the FHLB between the two periods.

- Also impacting the net interest margin during 2005 compared to 2004 was pricing of our floating rate subordinated indebtedness and the incurrence of additional fixed rate subordinated indebtedness. The interest rate charged on this indebtedness is generally higher than other funding sources. The rate charged on the floating rate portion of the indebtedness is determined in relation to the three-month LIBOR index and reprices quarterly. During 2005, the short-term interest rate environment was higher than during 2004, and, as a result, the pricing for this funding source was higher in 2005 than in 2004. Additionally, in September 2005, we issued an additional $20 million in fixed rate subordinated indebtedness at a rate of 5.848% for the first five years with a floating rate determined in relation to three-month LIBOR thereafter.

Rate and Volume Analysis. Net interest income increased by $8,774,000 between the years ended December 31, 2005 and 2004 and by $7,365,000 between the years ended December 31, 2004 and 2003. The following is an analysis of the changes in our net interest income comparing the changes attributable to rates and those attributable to volumes (dollars in thousands):

	2005 Compared to 2004 Increase (decrease) due to			2004 Compared to 2003 Increase (decrease) due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest-earning assets:						
Loans	$ 3,891	$ 11,366	$ 15,257	$ (137)	$ 6,338	$ 6,201
Securities:						
Taxable	303	1,847	2,150	132	2,646	2,778
Tax-exempt	40	585	625	-	274	274
Federal funds sold	407	93	500	23	99	122
Other	44	53	97	4	38	42
Total interest-earning assets	4,685	13,944	18,629	22	9,395	9,417
Interest-bearing liabilities:						
Interest-bearing deposits:						
Interest checking	$ 282	$ 186	$ 468	$ 1	$ 95	$ 96
Savings and money market	2,447	893	3,340	12	638	650
Certificates of deposit	2,044	2,009	4,053	(327)	1,061	734
Total deposits	4,773	3,088	7,861	(314)	1,794	1,480
Securities sold under agreements to repurchase	834	377	1,211	9	29	38
Federal funds purchased	34	(1)	33	(2)	(18)	(20)
Federal Home Loan Bank advances	288	(93)	195	(66)	189	123
Subordinated debt	239	316	555	-	431	431
Total interest-bearing liabilities	6,168	3,687	9,855	(373)	2,425	2,052
Net interest income	$ (1,483)	$ 10,257	$ 8,774	$ 395	$ 6,970	$ 7,365

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is allocated between volume change and rate change at the ratio of how much each component bears to the absolute value of their total.

Provision for Loan Losses. The provision for loan losses represents a charge to earnings necessary to establish an allowance for loan losses that, in our management's evaluation, should be adequate to provide coverage for the inherent losses on outstanding loans. The provision for loan losses amounted to $2,152,000, $2,948,000 and $1,157,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Based upon our management's evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb our estimate of probable losses existing in the loan portfolio at December 31, 2005. A significant decrease in gross charge-offs, increases in recoveries of previously charged-off loans and improvement in the overall credit quality of our loan portfolio, net of the effect of an increase in loan volumes, were the primary causes for the decrease in our provision for loan losses in 2005 when compared to 2004. Increased loan volumes and increased charge-offs during 2004 were the primary causes for the increased provision expense in 2004 when compared to 2003.

Based upon management's assessment of the loan portfolio, we adjust our allowance for loan losses to an amount deemed appropriate to adequately cover inherent risks in the loan portfolio. While our policies and procedures used to estimate the allowance for loan losses, as well as the resultant provision for loan losses charged to operations, are considered adequate by our management and are reviewed from time to time by Pinnacle National's regulators, they are necessarily approximate and imprecise. There exist factors beyond our control, such as general economic conditions both locally and nationally, which may negatively impact, materially, the adequacy of our allowance for loan losses and, thus, the resulting provision for loan losses.

Noninterest Income. Our noninterest income is composed of several components, some of which vary significantly between quarterly periods. Service charges on deposit accounts and other noninterest income generally reflect our growth, while investment services and fees from the origination of mortgage loans will often reflect market conditions and fluctuate from period to period. The opportunities for recognition of gains on loans and loan participations sold and gains on sales of investment securities may also vary widely from quarter to quarter and year to year.

The following is the makeup of our noninterest income for the years ended December 31, 2005, 2004 and 2003 (dollars in thousands):

	Years ended December 31, 2005	Years ended December 31, 2004	2005-2004 Percent Increase	Year ended Dec. 31, 2003	2004-2003 Percent Increase
Noninterest income:					
Service charges on deposit accounts	$ 978	$ 956	2.3%	$ 513	86.4%
Investment services	1,836	1,657	10.8%	998	66.0%
Gains on sales of loans and loan participations, net:					
Fees from the origination and sale of mortgage loans, net of sales commissions	1,096	760	44.2%	415	83.1%
Gains on loans and loan participations sold, net	152	514	-70.4%	334	53.9%
Gain on sale of investment securities, net	114	357	-68.1%	248	44.0%
Other noninterest income:					
Letters of credit fees	527	272	93.8%	186	46.2%
Bank-owned life insurance	74	78	-5.1%	90	-13.3%
Equity in earnings of Collateral Plus, LLC	216	9	2300.0%	-	-
Other noninterest income	401	375	6.9%	251	49.4%
Total noninterest income	$ 5,394	$ 4,978	8.4%	$ 3,035	64.0%

As shown, the largest component of noninterest income is commissions and fees from our financial advisory unit, Pinnacle Asset Management, a division of Pinnacle National. At December 31, 2005, Pinnacle Asset Management was receiving commissions and fees in connection with approximately $441 million in brokerage assets held with Raymond James Financial Services, Inc. compared to $398 million at December 31, 2004 and $319 million at December 31, 2003.

Service charge income for 2005 increased slightly over that of 2004 due to an increase in the number of deposit accounts subject to service charges. However, this increase in service charges in 2005 was offset significantly by the earnings credit rate provided by Pinnacle National to its commercial deposit customers. This earnings credit rate is used by commercial customers to reduce their deposit service charges and is based on the average balances of their checking accounts at Pinnacle National. This earnings credit rate is indexed to a national index. Service charge income for 2004 increased over that of 2003 due to an increase in the number of deposit accounts subject to service charges with only a modest change in the earnings credit rate.

Additionally, mortgage related fees, attributable to Pinnacle National beginning a mortgage origination unit during the first quarter of 2003, also provided for a significant portion of the increase in noninterest income between 2005, 2004 and 2003. These mortgage fees are for loans originated by Pinnacle National and subsequently sold to third-party investors. All of these loan sales transfer servicing rights to the buyer. Generally, mortgage origination fees increase in lower interest rate environments and decrease in rising interest rate environments. As a result, mortgage origination fees may fluctuate greatly in response to a changing rate environment.

We also sell certain loan participations to our correspondent banks. Such sales are primarily related to new lending transactions in excess of internal loan limits or industry concentration limits. At December 31, 2005 and pursuant to participation agreements with these correspondents, we had participated approximately $62.7 million of originated loans to these other banks compared to $57.7 million at December 31, 2004. These participation agreements have various provisions regarding collateral position, pricing and other matters. Many of these agreements provide that we pay the correspondent less than the loan's contracted interest rate. Pursuant to Statement of Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125"*, in those transactions whereby the correspondent is receiving a lesser amount of interest than the amount owed by the customer, we record a net gain along with a corresponding asset representing the present value of our net retained cash

flows The resulting asset is amortized over the term of the loan. Conversely, should a loan be paid prior to maturity any remaining unamortized asset is charged as a reduction to gains on loan participations sold. We recorded net gains of $152,000, $234,000 and $334,000, for each of the three years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, the remaining unamortized asset associated with the previously recognized gains approximated $477,000. We intend to maintain relationships with our correspondents in order to sell participations in future loans to these or other correspondents primarily due to limitations on loans to a single borrower or industry concentrations. In general, the Cavalry merger should result in an increase in capital which we anticipate will increase our lending limits for such items as loans to a single borrower and loans to a single industry such that our need to participate such loans will be reduced. In any event, the timing of participations may cause the level of gains, if any, to vary significantly.

During the third quarter of 2004, we sold a loan to an individual and recorded a gain on the sale of this loan of $280,000 which is included in gains on sale of loans. We had acquired this loan pursuant to a settlement agreement with a borrower for which we had no basis in the loan.

Also included in noninterest income for the year ended December 31, 2005, were net gains of approximately $114,000 realized from the sale of approximately $6.8 million of available-for-sale securities. This compares to $357,000 in gains on the sale of approximately $28.4 million of investment securities for the year ended December 31, 2004 and to $248,000 in gains on the sale of approximately $23.1 million of investment securities for the year ended December 31, 2003.

During the three year period ended December 31, 2005, we also experienced significant growth in fees from the issuance of letters of credit. Over the three year period, we have increased both our pricing and volumes of letters of credit which contributed to the increases in our noninterest income.

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the owner of the policies and the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million and, in return, Pinnacle National was guaranteed an initial crediting rate for the first year of the contracts which is then reset quarterly thereafter. This crediting rate serves to increase the cash surrender value of the policies over the life of the policies and amounted to approximately $74,000, $78,000 and $90,000 during the years ended December 31, 2005, 2004 and 2003, respectively. At December 31, 2005, the aggregate cash surrender value of these policies, which is reflected in other assets on our consolidated balance sheet, was $2.1 million. Pinnacle National has not borrowed any funds against these policies as of December 31, 2005.

At the end of 2004, we formed a wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"). PCEH owns a 24.5% interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. Our equity in the earnings of Collateral Plus, LLC for the years ended December 31, 2005 and 2004 were approximately $216,000 and $9,000, respectively.

Noninterest Expense. Noninterest expense consists of salaries and employee benefits, equipment and occupancy expenses, and other operating expenses. The following is the makeup of our noninterest expense for the years ended December 31, 2005, 2004 and 2003 (dollars in thousands):

	Years ended December 31, 2005	Years ended December 31, 2004	2005-2004 Percent Increase	Year ended Dec. 31, 2003	2004-2003 Percent Increase
Noninterest expense:					
Salaries and employee benefits:					
Salaries	$ 8,565	$ 5,942	44.1%	$ 4,474	32.8%
Commissions	714	610	17.0%	420	45.2%
Other compensation, primarily incentives	2,346	1,375	70.6%	1,318	4.3%
Employee benefits and other	1,506	1,119	34.6%	796	40.6%
Total salaries and employee benefits	13,131	9,046	45.2%	7,008	29.1%
Equipment and occupancy	3,767	2,406	56.6%	1,827	31.7%
Marketing and business development	698	607	15.0%	387	56.8%
Postage and supplies	618	492	25.6%	348	41.4%
Other noninterest expense:					
Accounting and auditing	646	540	19.6%	173	212.1%
Consultants, including independent loan review	123	182	-32.4%	88	106.8%
Legal, including borrower-related charges	245	280	-12.5%	190	47.4%
OCC exam fees	182	131	38.9%	94	39.4%
Directors' fees	229	138	65.9%	102	35.3%
Insurance, including FDIC assessments	322	256	25.8%	119	115.1%
Other noninterest expense	1,071	725	47.7%	460	57.6%
Total noninterest expense	2,818	2,252	25.1%	1,226	83.7%
Total noninterest expense	$ 21,032	$ 14,803	42.1%	$ 10,796	37.1%

Expenses have generally increased between the above periods due to personnel additions occurring throughout each period, the continued development of our branch network and other expenses which increase in relation to our growth rate. We anticipate continued increases in our expenses in the future when compared to 2005 and prior periods for such items as additional personnel, the opening of additional branches, legal and audit expenses and other expenses which tend to increase in relation to our growth. Additionally, we will adopt SFAS Statement 123R ("SFAS 123R) in the first quarter of 2006 which addresses the accounting for employee equity based incentives. We will adopt SFAS 123R using the modified prospective method. As a result, our compensation expense will increase in all future periods as a result of this accounting pronouncement.

At December 31, 2005, we employed 156.5 full time equivalent employees compared to 122.0 at December 31, 2004 and 89.5 at the end of 2003. We intend to continue to add employees to our work force for the foreseeable future, which will cause our salary costs to increase in future periods.

We believe that variable pay incentives are a valuable tool in motivating an employee base that is focused on providing our clients effective financial advice and increasing shareholder value. As a result, and unlike many other financial institutions, substantially all of our employees are eligible to participate in an annual cash incentive plan. Included in the salary and employee benefits amounts for the years ended December 31, 2005, 2004 and 2003, are $2,031,000; $1,135,000 and $1,167,000, respectively, was expense related to variable cash awards. This expense will fluctuate from year to year and quarter to quarter based on the estimation of achievement of performance targets and the increase in the number of associates eligible to receive the award. For 2005, the actual award to be paid to associates equaled 100% of their targeted award compared to 80% in 2004. The incentive plan for 2006 is expected to be structured similarly to prior year plans in that the award is based on the achievement of soundness and earnings objectives. Because of the relative experience of our associates, our compensation costs are, and we expect will continue to be, higher on a per associate basis than other financial institutions; however, we believe the experience and engagement of our associates also allows us to employ fewer people than most financial institutions our size.

During 2003, we opened two offices, one in the Rivergate area of Nashville and one in the Cool Springs area of Williamson County. During 2004, we opened a new branch office in the West End area of Nashville. In January of 2005 we opened an

office in Franklin, Tennessee and in the second quarter of 2005 we opened an office in Hendersonville, Tennessee. These branch additions contributed to the increase in our equipment and occupancy expenses throughout the three year period and will contribute to increases in expenses in the future.

Marketing and other business development and postage and supplies expenses are higher in 2005 compared to 2004 and 2003 due to increases in the number of customers and prospective customers; increases in the number of customer contact personnel and the corresponding increases in customer entertainment; and other business development expenses. Other noninterest expenses are significantly higher in 2005 over 2004 and 2003. Most of these increases are attributable to increased audit and accounting fees, legal fees and insurance expenses. The increase in audit and accounting fees in 2004 was primarily due to costs associated with the Sarbanes-Oxley Act internal control assessment and other related matters. Additionally, we experienced large increases in 2005 related to our increased volumes, such as appraisal related charges. We also increased our contributions and donations expenses in 2005 over that of the previous years.

Our efficiency ratio (ratio of noninterest expense to the sum of net interest income and noninterest income) was 61.1% in 2005 compared to 58.6% in 2004 and to 67.8% in 2003. The efficiency ratio measures the amount of expense that is incurred to generate a dollar of revenue.

Income Taxes. The effective income tax expense rate for the year ended December 31, 2005 was approximately 28.4%, compared to an effective income tax expense rate for years ended December 31, 2004 and 2003 of approximately 29.0% and 35.8%, respectively. The reduction in the effective tax rate between the periods was primarily due to additional tax-exempt investment income and the formation of a real estate investment trust during the fourth quarter of 2004, which provides us with an alternative vehicle for raising capital should we so desire. Additionally, the ownership structure of this real estate investment trust provides certain state income tax benefits which also lowered our effective tax rate.

The effective tax rate was further reduced in 2005 and 2004 due to Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits to be realized thru 2010. The credit is available for each of the years ended December 31, 2005 and 2004 was $300,000. Pinnacle Financial believes that it and its subsidiary has complied with the various regulatory provisions of the New Markets Tax Credit program and has claimed the credit in its 2004 Federal income tax return and will claim the credit in 2005.

Financial Condition

Our consolidated balance sheet at December 31, 2005 reflects significant growth since December 31, 2004. Total assets grew from $727 million at December 31, 2004 to $1.02 billion at December 31, 2005, a 40% increase. Total deposits grew $239 million during 2005, an increase of 42%. We invested substantially all of the additional deposits and other fundings in loans, which grew by $176 million during 2005, and securities, which increased by $71 million in the same period.

Loans. The composition of loans at December 31 for each of the past five years and the percentage (%) of each classification to total loans are summarized as follows (dollars in thousands):

	At December 31,									
	2005		2004		2003		2002		2001	
	Amount	Percent	Balances	Percent	Balances	Percent	Balances	Percent	Balances	Percent
Commercial real estate - Mortgage	$ 148,102	22.9%	$ 117,123	24.8%	$ 68,507	23.1%	$ 58,965	28.1%	$ 36,179	26.9%
Commercial real estate - Construction	30,295	4.7%	8,428	1.8%	8,211	2.8%	5,397	2.6%	5,977	4.4%
Commercial - Other	239,129	36.9%	189,456	40.1%	129,882	43.7%	98,722	47.1%	59,839	44.5%
Total commercial	417,526	64.4%	315,007	66.7%	206,600	69.6%	163,084	77.8%	101,995	75.9%
Consumer real estate - Mortgage	169,953	26.2%	126,907	26.9%	76,042	25.6%	37,533	17.9%	26,535	19.7%
Consumer real estate - Construction	37,372	5.8%	14,991	3.2%	3,077	1.0%	1,971	0.9%	381	0.3%
Consumer - Other	23,173	3.6%	15,457	3.3%	11,285	3.8%	7,155	3.4%	5,529	4.1%
Total consumer	230,498	35.6%	157,355	33.3%	90,404	30.4%	46,659	22.2%	32,445	24.1%
Total loans	$ 648,024	100.0%	$ 472,362	100.0%	$ 297,004	100.0%	$ 209,743	100.0%	$ 134,440	100.0%

The following table classifies our fixed and variable rate loans at December 31, 2005 according to contractual maturities of (1) one year or less, (2) after one year through five years, and (3) after five years. The table also classifies our variable rate loans pursuant to the contractual repricing dates of the underlying loans (dollars in thousands):

	Amounts at December 31, 2005			Percentages to total loans at December 31,	
	Fixed Rates	Variable Rates	Totals	2005	2004
Based on contractual maturity:					
Due within one year	$ 17,419	$ 206,196	$ 223,615	34.5%	31.4%
Due in one year to five years	147,730	107,905	255,635	39.4%	40.8%
Due after five years	40,759	128,015	168,774	26.0%	27.8%
Totals	$ 205,908	$ 442,116	$ 648,024	100.0%	100.0%
Based on contractual repricing dates:					
Daily floating rate	$ -	$ 346,784	$ 346,784	53.5%	56.0%
Due within one year	17,419	44,853	62,272	9.6%	9.1%
Due in one year to five years	147,730	38,634	186,364	28.8%	28.8%
Due after five years	40,759	11,845	52,604	8.1%	6.1%
Totals	$ 205,908	$ 442,116	$ 648,024	100.0%	100.0%

The above information does not consider the impact of scheduled principal payments. Daily floating rate loans are tied to Pinnacle National's prime lending rate or a national interest rate index with the underlying loan rates changing in relation to changes in these indexes.

Non-Performing Assets. The specific economic and credit risks associated with our loan portfolio include, but are not limited to, a general downturn in the economy which could affect employment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existent collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of laws and regulations.

We attempt to reduce these economic and credit risks by adherence to loan to value guidelines for collateralized loans, by investigating the creditworthiness of the borrower and by monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures. Banking regulations limit our exposure by prohibiting loan relationships that exceed 15% of Pinnacle National's statutory capital in the case of loans that are not fully secured by readily marketable or other permissible types of collateral.

Pinnacle National discontinues the accrual of interest income when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or (2) the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. At December 31, 2005, we had $460,000 in loans on nonaccrual compared to $561,000 at December 31, 2004.

There were no other loans 90 past due and still accruing interest at December 31, 2005 compared to approximately $146,000 in loans at December 31, 2004 which were 90 days past due and still accruing interest. At December 31, 2005 and 2004, no loans were deemed to be restructured loans. Additionally, we have not had any repossessed real estate properties classified as Other Real Estate Owned at any year-end since inception. The following table is a summary of our nonperforming assets at December 31 for each of the five years we have been in existence (dollars in thousands):

	At December 31,				
	2005	***2004***	***2003***	***2002***	***2001***
Nonaccrual loans (1)	$ 460	$ 561	$ 379	$ 1,845	$ 250
Restructured loans	-	-	-	-	-
Other real estate owned	-	-	-	-	-
Total nonperforming assets	460	561	379	1,845	250
Accruing loans past due 90 days or more	-	146	182	22	-
Total nonperforming assets and accruing loans past due 90 days or more	$ 460	$ 707	$ 561	$ 1,867	$ 250
Total loans outstanding	$ 648,024	$ 472,362	$ 297,004	$ 209,743	$ 134,440
Ratio of nonperforming assets and accruing loans past due 90 days or more to total loans outstanding at end of period	0.07%	0.15%	0.19%	0.89%	0.19%
Ratio of nonperforming assets and accruing loans past due 90 days or more to total allowance for loan losses at end of period	5.85%	12.51%	15.08%	69.74%	13.65%

(1) Interest income that would have been recorded in 2005 related to nonaccrual loans was $21,000 compared to $41,000 for the year ended December 31, 2004 and $75,000 for the year ended December 31, 2003, none of which is included in interest income or net income for the applicable periods.

Potential problem assets, which are not included in nonperforming assets, amounted to $1,320,000, or 0.20%, at December 31, 2005 of total loans outstanding, compared to $24,000 at December 31, 2004. Potential problem assets represent those assets with a potential weakness or a well-defined weakness and where information about possible credit problems of borrowers has caused management to have serious doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by Pinnacle National's primary regulator for loans classified as substandard.

Allowance for Loan Losses (ALL). We maintain the ALL at a level that our management deems appropriate to adequately cover the inherent risks in the loan portfolio. As of December 31, 2005 and 2004, our allowance for loan losses was $7,858,000 and $5,650,000, respectively, which our management deemed to be adequate at each of the respective dates. The judgments and estimates associated with our ALL determination are described under "Critical Accounting Estimates" above.

Approximately 64% of our loan portfolio at December 31, 2005 consisted of commercial loans compared to 67% at December 31, 2004. Using standard industry codes, we periodically analyze our loan position with respect to our borrowers' industries to determine if a concentration of credit risk exists to any one or more industries. We have significant credit exposures arising from loans outstanding and unfunded lines of credit to borrowers in the trucking industry, to operators of nonresidential buildings, and to land subdividers. We evaluate our exposure level to these industry groups periodically in order to determine if additional allowance allocations are warranted. At December 31, 2005 and 2004, we determined that we did not have any excessive exposure to any single industry which would warrant additional allowance allocations.

The following table sets forth, based on management's best estimate, the allocation of the ALL to types of loans as well as the unallocated portion as of December 31 for each of the past five years and the percentage of loans in each category to the total loans (dollars in thousands):

	At December 31,									
	2005		*2004*		*2003*		*2002*		*2001*	
	Amount	*Percent*	*Balances*	*Percent*	*Balances*	*Percent*	*Balances*	*Percent*	*Balances*	*Percent*
Commercial real estate - Mortgage	$ 1,488	22.9%	$ 1,205	24.8%	$ 723	23.1%	$ 508	28.1%	$ 354	26.9%
Commercial real estate - Construction	630	4.7%	188	1.8%	103	2.8%	59	2.6%	191	4.4%
Commercial - Other	2,305	36.9%	1,711	40.1%	1,236	43.7%	977	47.1%	509	44.5%
Total commercial	4,423	64.4%	3,104	66.7%	2,062	69.6%	1,544	77.8%	1,054	75.9%
Consumer real estate - Mortgage	1,286	26.2%	869	26.9%	607	25.6%	392	17.9%	109	19.7%
Consumer real estate - Construction	60	5.8%	39	3.2%	10	1.0%	13	0.9%	11	0.3%
Consumer - Other	552	3.6%	396	3.3%	320	3.8%	193	3.4%	201	4.1%
Total consumer	1,898	35.6%	1,304	33.3%	937	30.4%	598	22.2%	321	24.1%
Unallocated	1,537	NA	1,242	NA	720	NA	535	NA	457	NA
Total allowance for loan losses	$ 7,858	100.0%	$ 5,650	100.0%	$ 3,719	100.0%	$ 2,677	100.0%	$ 1,832	100.0%

The following is a summary of changes in the allowance for loan losses for the years ended December 31, 2005, 2004, 2003, 2002, and 2001 and the ratio of the allowance for loan losses to total loans as of the end of each period (dollars in thousands):

	For the year ended December 31,				
	2005	*2004*	*2003*	*2002*	*2001*
Balance at beginning of period	$ 5,650	$ 3,719	$ 2,677	$ 1,832	$ 162
Provision for loan losses	2,152	2,948	1,157	938	1,670
Charged-off loans:					
Commercial real estate - Mortgage	-	-	-	-	-
Commercial real estate - Construction	-	-	-	(91)	-
Commercial - Other	(61)	(50)	-	-	-
Consumer real estate - Mortgage	(38)	(834)	(123)	-	-
Consumer real estate - Construction	-	-	-	-	-
Consumer - Other	(109)	(148)	(44)	(2)	-
Total charged-off loans	(208)	(1,032)	(167)	(93)	-
Recoveries of previously charged-off loans:					
Commercial real estate - Mortgage	-	-	-	-	-
Commercial real estate - Construction	-	2	49	-	-
Commercial - Other	3	-	-	-	-
Consumer real estate - Mortgage	231	-	-	-	-
Consumer real estate - Construction	-	-	-	-	-
Consumer - Other	30	13	3	-	-
Total recoveries of previously charged-off loans	264	15	52	-	-
Net (charge-offs) recoveries	56	(1,017)	(115)	(93)	-
Balance at end of period	$ 7,858	$ 5,650	$ 3,719	$ 2,677	$ 1,832
Ratio of allowance for loan losses to total loans outstanding at end of period	1.21%	1.20%	1.25%	1.28%	1.36%
Ratio of net charge-offs (recoveries) to average loans outstanding for the period	(0.01)%	0.27%	0.05%	0.05%	-

Included in the charged-off loans during 2004 were two loans totaling approximately $884,000, $834,000 of which had been on nonaccrual status since June of 2004. We recovered approximately $231,000 of these particular charge-offs in 2005. During 2003, we charged-off $88,000 related to a particular loan. As a relatively new institution, we do not have loss experience comparable to more mature financial institutions; however, as our loan portfolio matures, we will have additional charge-offs as our losses materialize. We consider the amount and nature of our charge-offs in determining the adequacy of our allowance for loan losses.

Investments. Our investment portfolio, consisting primarily of Federal agency bonds, state and municipal securities and mortgage-backed securities, amounted to $279.1 million, $208.2 million and $139.9 million at December 31, 2005, 2004 and 2003, respectively.

The following table shows the carrying value of investment securities according to contractual maturity classifications of (1) one year or less, (2) after one year through five years, (3) after five years through ten years, and (4) after ten years. Actual maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories noted below as of December 31, 2005, 2004 and 2003 (dollars in thousands):

	At December 31,									
	U.S. Treasury securities		*U.S. government agency securities*		*State and Municipal securities*		*Corporate securities*		*Totals*	
	Amount	*Yield*	*Balances*	*Percent*	*Balances*	*Percent*	*Balances*	*Percent*	*Balances*	*Percent*
At December 31, 2005:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ 404	3.3%	$ 404	3.3%
Due in one year to five years	-	- %	16,205	4.3%	5,105	4.5%	1,802	3.4%	23,112	4.3%
Due in five years to ten years	-	- %	14,315	5.1%	19,787	5.2%	-	- %	34,102	5.2%
Due after ten years	-	- %	-	- %	7,245	5.5%	-	- %	7,245	5.5%
	$ -	- %	$ 30,520	4.7%	$ 32,137	5.2%	$ 2,206	3.4%	$ 64,863	4.9%
Securities held-to-maturity:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	-	- %	15,750	4.2%	4,010	5.0%	-	- %	19,760	4.4%
Due in five years to ten years	-	- %	1,997	5.0%	5,574	5.0%	-	- %	7,571	5.0%
Due after ten years	-	- %	-	- %	-	- %	-	- %	-	- %
	$ -	- %	$ 17,747	4.3%	$ 9,584	5.0%	$ -	- %	$ 27,331	4.5%
At December 31, 2004:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	-	- %	2,982	3.5%	-	- %	2,270	3.4%	5,252	3.5%
Due in five years to ten years	-	- %	23,001	4.7%	7,409	5.0%	-	- %	30,410	4.8%
Due after ten years	-	- %	1,291	5.5%	5,094	5.4%	-	- %	6,385	5.4%
	$ -	- %	$ 27,274	4.6%	$ 12,503	5.2%	$ 2,270	3.4%	$ 42,047	4.7%
Securities held-to-maturity:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	-	- %	3,250	4.1%	844	4.3%	-	- %	4,094	4.1%
Due in five years to ten years	-	- %	14,496	4.3%	7,953	5.0%	-	- %	22,449	4.5%
Due after ten years	-	- %	-	- %	1,053	5.3%	-	- %	1,053	5.3%
	$ -	- %	$ 17,746	4.3%	$ 9,850	5.0%	$ -	- %	$ 27,596	4.5%
At December 31, 2003:										
Securities available-for-sale:										
Due in one year or less	$ -	- %	$ -	- %	$ -	- %	$ -	- %	$ -	- %
Due in one year to five years	4,036	4.0%	-	- %	2,005	4.8%	-	- %	6,041	4.3%
Due in five years to ten years	2,316	4.3%	20,920	4.4%	7,221	5.0%	-	- %	30,457	4.5%
Due after ten years	-	- %	-	- %	468	5.2%	-	- %	468	5.2%
	$ 6,352	4.1%	$ 20,920	4.4%	$ 9,694	5.0%	$ -	- %	$ 36,966	4.5%

We computed yields using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security. We computed the weighted average yield for each maturity range using the acquisition price of each security in that range. We had no securities classified as held-to-maturity at December 31, 2003.

At December 31, 2005, the fair value of our mortgage-backed securities portfolio approximated $186.9 million compared to $138.5 million at December 31, 2004. All of these securities were included in our securities available-for-sale portfolio. A statistical comparison of our mortgage-backed portfolio at December 31, 2005 and 2004 follows:

	December 31, 2005	December 31, 2004
Weighted average life	4.81 years	5.01 years
Weighted average coupon	5.24 %	5.18 %
Tax equivalent yield	4.74 %	4.46 %
Modified duration (*)	3.71 %	3.63 %

(*) Modified duration represents an approximation of the change in value of a security for every 100 basis point increase or decrease in market interest rates.

Deposits and Other Borrowings. We had approximately $810 million of deposits at December 31, 2005 compared to $571 million at December 31, 2004. Our deposits consist of noninterest and interest-bearing demand accounts, savings accounts, money market accounts and time deposits. Additionally, we entered into agreements with certain customers to sell certain of our securities under agreements to repurchase the security the following day. These agreements (which are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns for their excess funds) amounted to $65.8 million at December 31, 2005 compared to $31.9 million at December 31, 2004. Additionally, at December 31, 2005, we had borrowed $41.5 million in advances from the Federal Home Loan Bank of Cincinnati compared to $53.5 million at December 31, 2004.

Generally, banks classify their funding base as either core funding or non-core funding. Core funding consists of all deposits other than time deposits issued in denominations of $100,000 or greater while all other funding is deemed to be non-core. The following table represents the balances of our deposits and other fundings and the percentage of each type to the total at December 31, 2005 and 2004 (dollars in thousands):

	At December 31,			
	2005	*Percent*	*2004*	*Percent*
Core funding:				
Noninterest-bearing deposit accounts	$ 155,811	*16.4%*	$ 114,318	*17.2%*
Interest-bearing demand accounts	72,521	*7.6%*	51,752	*7.8%*
Savings and money market accounts	304,162	*32.1%*	199,058	*29.9%*
Time deposit accounts less than $100,000	31,408	*3.3%*	39,805	*6.0%*
Total core funding	563,902	*59.5%*	404,933	*60.8%*
Non-core funding:				
Time deposit accounts greater than $100,000				
Public funds	106,928	*11.3%*	61,377	*9.2%*
Brokered deposits	55,360	*5.8%*	43,431	*6.5%*
Other time deposits	83,961	*8.9%*	60,986	*9.2%*
Securities sold under agreements to repurchase	65,834	*6.9%*	31,928	*4.8%*
Federal Home Loan Bank advances	41,500	*4.4%*	53,500	*8.0%*
Subordinated debt	30,929	*3.3%*	10,310	*1.5%*
Total non-core funding	384,512	*40.5%*	261,532	*39.2%*
Totals	$ 948,414	*100.0%*	$ 666,465	*100.0%*

The amount of time deposits issued in amounts of $100,000 or more as of December 31, 2005 and 2004 amounted to $246.2 million and $165.8 million, respectively. The following table shows our time deposits over $100,000 by category at December 31, 2005, based on time remaining until maturity of (1) three months or less, (2) over three but less than six months, (3) over six but less than twelve months and (4) over twelve months (dollars in thousands):

	At December 31, 2005
Three months or less	$ 67,068
Over three but less than six months	85,121
Over six but less than twelve months	48,115
Over twelve months	45,945
	$ 246,249

Subordinated debt. In 2003, we established PNFP Statutory Trust I, and in September of 2005, we established PNFP Statutory Trust II (collectively, the "Trusts"). Both are wholly-owned statutory business trusts. Pinnacle Financial is the sole sponsor of the Trusts and owns $929,000 of the Trusts' common securities. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $30,000,000 and using the proceeds from the issuance of the common and preferred securities to purchase $30,929,000 of junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. Our $929,000 investment in the Trusts is included in other assets and the $30,929,000 obligation of Pinnacle Financial is included in subordinated debt.

The Trust Preferred Securities issued in 2003 bear a floating interest rate based on a spread over 3-month LIBOR which is set each quarter and mature on December 30, 2033. The Trust Preferred Securities issued in 2005 bear interest at a fixed rate of 5.848% for the first five years and then at a floating rate based on a spread over 3-month LIBOR which is set each quarter and mature on September 30, 2035. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Our obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

Interest on the Subordinated Debentures is payable quarterly on each of the debentures. We may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and our ability to pay dividends on our common shares will be restricted.

The Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008 for PNFP Statutory Trust I and on or after September 30, 2010 for PNFP Statutory Trust II. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trusts becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trusts to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

Capital Resources. At December 31, 2005 and 2004, our stockholders' equity amounted to $63.4 million and $57.9 million, respectively. During 2005, stockholders' equity increased by $5.5 million due primarily to $8.1 million in net income offset by an other comprehensive loss of $2.9 million attributable to the after tax decrease in the fair value of our available-for-sale securities portfolio. During 2004, stockholders' equity increased by $23.5 million. The increase was primarily attributable to our completing a follow-on stock offering which contributed approximately $18.2 million in additional capital; our net income for the year ended December 31, 2004 of $5.3 million; and other comprehensive loss of $126,000 attributable to the after tax decrease in fair value of our available-for-sale securities portfolio.

Dividends. Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. We, in turn, are also subject to limits on payment of dividends to our shareholders by the rules, regulations and policies of federal banking authorities and the laws of the State of Tennessee. We have not paid any dividends to date, nor do we anticipate paying dividends to our

shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition and other factors.

Market and Liquidity Risk Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies. Our Asset Liability Management Committee ("ALCO") is charged with the responsibility of monitoring these policies, which are designed to ensure acceptable composition of asset/liability mix. Two critical areas of focus for ALCO are interest rate sensitivity and liquidity risk management.

Interest Rate Sensitivity. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. Measurements which we use to help us manage interest rate sensitivity include an earnings simulation model, an economic value of equity model, and gap analysis computations. These measurements are used in conjunction with competitive pricing analysis.

Earnings simulation model. We believe that interest rate risk is best measured by our earnings simulation modeling. Forecasted levels of earning assets, interest-bearing liabilities, and off-balance sheet financial instruments are combined with ALCO forecasts of interest rates for the next 12 months and are combined with other factors in order to produce various earnings simulations. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net income to less than 10 percent for a 200 basis point change up or down in rates from management's flat interest rate forecast over the next twelve months. The results of our current simulation model would indicate that our net interest income should increase with a gradual rise in interest rates over the next twelve months and decrease should interest rates fall over the same period.

Economic value of equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity. To help limit interest rate risk, we have a guideline stating that for an instantaneous 200 basis point change in interest rates up or down, the economic value of equity will not change by more than 20 percent from the base case.

Gap analysis. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed; for example, within three months or one year. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities (i.e., "asset sensitive"). A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets (i.e., "liability sensitive). During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal. To assist us in managing our interest rate sensitivity, we have established a targeted guideline such that the cumulative twelve-month interest rate-sensitivity gap ratio of earning assets to interest bearing liabilities of 85% to 100% in this time horizon.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") which limit changes in interest rates.

Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

We may also use derivative financial instruments to improve the balance between interest-sensitive assets and interest-sensitive liabilities and as one tool to manage our interest rate sensitivity while continuing to meet the credit and deposit needs of our customers. At December 31, 2005 and December 31, 2004, we had not entered into any derivative contracts to assist managing our interest rate sensitivity.

Liquidity Risk Management. The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and our management intends to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt security investments are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

In addition, Pinnacle National is a member of the Federal Home Loan Bank of Cincinnati. As a result, Pinnacle National receives advances from the Federal Home Loan Bank of Cincinnati, pursuant to the terms of various borrowing agreements, which assist it in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged under the borrowing agreements with the Federal Home Loan Bank of Cincinnati certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral. At December 31, 2005, Pinnacle National had received advances from the Federal Home Loan Bank of Cincinnati totaling $41.5 million at the following rates and maturities (dollars in thousands):

	Amount	Interest Rate
January 27, 2006	$ 2,000	2.79
March 10, 2006	3,000	1.97
March 30, 2006	13,000	4.33
March 31, 2006	4,000	2.10
April 17, 2006	2,000	2.64
April 28, 2006	1,500	2.52
September 29, 2006	4,000	2.39
January 26, 2007	2,000	3.24
December 29, 2008	10,000	4.97
Total	$ 41,500	
Weighted average interest rate		3.64 %

At December 31, 2005, brokered certificates of deposit approximated $55.4 million which represented 5.8% of total fundings compared to $43.4 million and 6.5% at December 31, 2004. We issue these brokered certificates through several different brokerage houses based on competitive bid. Typically, these funds are for varying maturities from six months to two years and are issued at rates which are competitive to rates we would be required to pay to attract similar deposits from

the local market as well as rates for Federal Home Loan Bank of Cincinnati advances of similar maturities. We consider these deposits to be a ready source of liquidity under current market conditions.

Our short-term borrowings (borrowings which mature within the next fiscal year) consist primarily of securities sold under agreements to repurchase (these agreements are typically associated with comprehensive treasury management programs for our clients and provide them with short-term returns for their excess funds), Federal Home Loan Bank of Cincinnati advances and Federal funds purchased. Information concerning our short-term borrowings as of and for each of the years in the three-year period ended December 31, 2005 is as follows (dollars in thousands):

	2005	2004	2003
Amounts outstanding at year-end:			
Securities sold under agreements to repurchase...........$	65,834	$ 31,928	$ 15,050
Federal Home Loan Bank advances............................	29,500	25,000	29,000
Weighted average interest rates at year-end:			
Securities sold under agreements to repurchase...........	3.16%	0.90%	0.42%
Federal Home Loan Bank advances............................	3.21%	2.52%	1.81%
Maximum amount of borrowings at any month-end:			
Securities sold under agreements to repurchase...........$	69,767	$ 31,928	$ 22,682
Federal funds purchased	18,702	10,000	9,007
Federal Home Loan Bank advances............................	35,500	31,000	32,000
Average balances for the year:			
Securities sold under agreements to repurchase...........$	54,811	$ 20,466	$ 14,496
Federal funds purchased	1,607	1,705	2,926
Federal Home Loan Bank advances............................	24,208	18,250	22,208
Weighted average interest rates for the year:			
Securities sold under agreements to repurchase...........	2.40%	0.51%	0.45%
Federal funds purchased	3.51%	1.43%	1.51%
Federal Home Loan Bank advances............................	2.65%	2.01%	2.13%

At December 31, 2005, we had no significant commitments for capital expenditures. However, we are in the process of developing our branch network in the Nashville MSA. As a result, we anticipate that we will enter into contracts to buy property or construct branch facilities and/or lease agreements to lease facilities in the Nashville MSA.

The following table presents additional information about our contractual obligations as of December 31, 2005, which by their terms have contractual maturity and termination dates subsequent to December 31, 2005 (dollars in thousands):

	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Contractual obligations:					
Certificates of deposit....................................$	224,279	$ 45,349	$ 8,029	$ -	$ 277,657
Securities sold under agreements to repurchase..	65,834	-	-	-	65,834
Federal Home Loan Bank advances...............	29,500	12,000	-	-	41,500
Subordinated debt..................................	-	10,310	20,619	-	30,929
Minimum operating lease commitments..........	951	1,973	1,970	9,464	14,358
Totals...$	320,564	$ 69,632	$ 30,618	$ 9,464	$ 430,278

Our management believes that we have adequate liquidity to meet all known contractual obligations and unfunded commitments, including loan commitments and reasonable borrower, depositor, and creditor requirements over the next twelve months.

Off-Balance Sheet Arrangements. At December 31, 2005, we had outstanding standby letters of credit of $57.6 million and unfunded loan commitments outstanding of $252.6 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, Pinnacle National has the ability to liquidate Federal

funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. At December 31, 2005, Pinnacle National had accommodations with upstream correspondent banks for unsecured short-term advances. These accommodations have various covenants related to their term and availability, and in most cases must be repaid within less than a month. The following table presents additional information about our unfunded commitments as of December 31, 2005, which by their terms have contractual maturity dates subsequent to December 31, 2005 (dollars in thousands):

	Next 12 months	*13-36 months*	*37-60 months*	*More than 60 months*	*Totals*
Unfunded commitments:					
Lines of credit	$ 141,322	$ 36,911	$ 14,346	$ 60,038	$ 252,617
Letters of credit	50,655	4,309	2,586	-	57,550
Totals	$ 191,977	$ 41,220	$ 16,932	$ 60,038	$ 310,167

Impact of Inflation

The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP was effective for loans acquired in fiscal years beginning after December 15, 2004. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. In light of the pending merger with Cavalry, Pinnacle Financial is currently evaluating the impact of SOP 03-03 in future periods on our consolidated financial position or results of income.

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 ("the FSP"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other-than-temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The initial adoption of this statement is not expected to have a material impact on Pinnacle Financial's consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment*, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant date fair value of the employee stock options. Incremental compensation costs

arising from subsequent modifications of awards after the grant date must be recognized. Pinnacle Financial will adopt this Standard on January 1, 2006 under the modified prospective method of application. Under that method, Pinnacle Financial will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. Excluding the impact of employee stock options granted after December 31, 2005, Pinnacle Financial estimates the adoption of SFAS No. 123R will result in the recognition of pre-tax compensation costs for share based awards of approximately $620,000 in 2006.

The FASB issued an FSP on December 15, 2005, "SOP 94-6-1 - Terms of Loan Products That May Give Rise to a Concentration of Credit Risk" which addresses the disclosure requirements for certain nontraditional mortgage and other loan products the aggregation of which may constitute a concentration of credit risk under existing accounting literature. Pursuant to this FSP, the FASB's intentions were to reemphasize the adequacy of such disclosures and noted that the recent popularity of certain loan products such as negative amortization loans, high loan-to-value loans, interest only loans, teaser rate loans, option adjusted rate mortgage loans and other loan product types may aggregate to the point of being a concentration of credit risk to an issuer and thus may require enhanced disclosures under existing guidance. This FSP was effective immediately. We have evaluated the impact of this FSP and have concluded that our disclosures are consistent with the objectives of the FSP.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Cash and noninterest-bearing due from banks	$ 25,935,948	$ 15,243,796
Interest-bearing due from banks	839,960	379,047
Federal funds sold	31,878,362	11,122,944
Cash and cash equivalents	58,654,270	26,745,787
Securities available-for-sale, at fair value	251,749,094	180,573,820
Securities held-to-maturity (fair value of $26,546,297 and $27,134,913 at December 31, 2005 and December 31, 2004, respectively)	27,331,251	27,596,159
Mortgage loans held-for-sale	4,874,323	1,634,900
Loans	648,024,032	472,362,219
Less allowance for loan losses	(7,857,774)	(5,650,014)
Loans, net	640,166,258	466,712,205
Premises and equipment, net	12,915,595	11,130,671
Investments in unconsolidated subsidiaries and other entities	6,622,645	4,234,876
Accrued interest receivable	4,870,197	2,639,548
Other assets	9,588,097	5,871,484
Total assets	$ 1,016,771,730	$ 727,139,450
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 155,811,214	$ 114,318,024
Interest-bearing demand	72,520,757	51,751,320
Savings and money market accounts	304,161,625	199,058,240
Time	277,657,129	205,599,425
Total deposits	810,150,725	570,727,009
Securities sold under agreements to repurchase	65,834,232	31,927,860
Federal Home Loan Bank advances	41,500,000	53,500,000
Subordinated debt	30,929,000	10,310,000
Accrued interest payable	1,884,596	769,300
Other liabilities	3,036,752	2,025,106
Total liabilities	953,335,305	669,259,275
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 20,000,000 shares authorized; 8,426,551 issued and outstanding at December 31, 2005 and 8,389,232 issued and outstanding at December 31, 2004	8,426,551	8,389,232
Additional paid-in capital	44,890,912	44,376,307
Unearned compensation	(169,689)	(37,250)
Retained earnings	13,182,291	5,127,023
Accumulated other comprehensive income (loss), net	(2,893,640)	24,863
Total stockholders' equity	63,436,425	57,880,175
Total liabilities and stockholders' equity	$ 1,016,771,730	$ 727,139,450

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,		
	2005	2004	2003
Interest income:			
Loans, including fees	$ 35,166,671	$ 19,909,900	$ 13,709,159
Securities:			
Taxable	9,086,134	6,935,902	4,158,064
Tax-exempt	1,115,486	490,757	217,284
Federal funds sold and other	939,369	342,470	177,404
Total interest income	46,307,660	27,679,029	18,261,911
Interest expense:			
Deposits	13,690,649	5,829,395	4,349,365
Securities sold under agreements to repurchase	1,315,122	104,085	65,716
Federal funds purchased and other borrowings	2,263,851	1,481,072	948,023
Total interest expense	17,269,622	7,414,552	5,363,104
Net interest income	29,038,038	20,264,477	12,898,807
Provision for loan losses	2,151,966	2,948,423	1,157,280
Net interest income after provision for loan losses	26,886,072	17,316,054	11,741,527
Noninterest income:			
Service charges on deposit accounts	977,386	955,851	513,074
Investment services	1,835,757	1,656,743	998,119
Gains on loans and loan participations sold	1,247,898	1,274,331	748,801
Gains on sales of investment securities, net	114,410	357,196	247,978
Other noninterest income	1,218,123	734,449	527,207
Total noninterest income	5,393,574	4,978,570	3,035,179
Noninterest expense:			
Salaries and employee benefits	13,130,779	9,046,490	7,008,681
Equipment and occupancy	3,766,593	2,405,613	1,827,260
Marketing and other business development	698,232	606,841	386,905
Postage and supplies	618,060	492,254	347,684
Other noninterest expense	2,818,352	2,252,233	1,225,791
Total noninterest expense	21,032,016	14,803,431	10,796,321
Net income before income taxes	11,247,630	7,491,193	3,980,385
Income tax expense	3,192,362	2,172,283	1,425,746
Net income	$ 8,055,268	$ 5,318,910	$ 2,554,639
Per share information:			
Basic net income per common share	$ 0.96	$ 0.69	$ 0.35
Diluted net income per common share	$ 0.85	$ 0.61	$ 0.32
Weighted average common shares outstanding:			
Basic	8,408,663	7,750,943	7,384,106
Diluted	9,464,500	8,698,139	7,876,006

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the each of the years in the three-year period ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balances, December 31, 2002	7,384,106	$ 7,384,106	$ 26,990,894	$ -	$ (2,743,794)	$ 772,441	$ 32,403,647
Comprehensive income:							
Net income	-	-	-	-	2,554,639	-	2,554,639
Net unrealized holding gains on available-for-sale securities, net of deferred tax benefit of $381,171	-	-	-	-	-	(621,905)	(621,905)
Total comprehensive income							1,932,734
Balances, December 31, 2003	7,384,106	$ 7,384,106	$ 26,990,894	$ -	$ (189,155)	$ 150,536	$ 34,336,381
Exercise of employee incentive common stock options	23,780	23,780	94,333	-	-	-	118,113
Proceeds from the sale of common stock (less offering expenses of $1,357,833)	977,500	977,500	17,214,667	-	-	-	18,192,167
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	3,846	3,846	76,413	(80,259)	-	-	-
Amortization of unearned compensation associated with restricted shares	-	-	-	43,009	-	-	43,009
Dividends paid to minority interest shareholders of PNFP Properties, Inc.	-	-	-	-	(2,732)	-	(2,732)
Comprehensive income:							
Net income	-	-	-	-	5,318,910	-	5,318,910
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $77,023	-	-	-	-	-	(125,673)	(125,673)
Total comprehensive income							5,193,237
Balances, December 31, 2004	8,389,232	$ 8,389,232	$ 44,376,307	$ (37,250)	$ 5,127,023	$ 24,863	$ 57,880,175
Exercise of employee incentive common stock options	20,953	20,953	153,808	-	-	-	174,761
Issuance of restricted common shares pursuant to 2004 Equity Incentive Plan	16,366	16,366	360,797	(377,163)	-	-	-
Amortization of unearned compensation associated with restricted shares	-	-	-	244,724	-	-	244,724
Comprehensive income:							
Net income	-	-	-	-	8,055,268	-	8,055,268
Net unrealized holding losses on available-for-sale securities, net of deferred tax benefit of $1,788,761	-	-	-	-	-	(2,918,503)	(2,918,503)
Total comprehensive income							5,136,765
Balances, December 31, 2005	8,426,551	$ 8,426,551	$ 44,890,912	$ (169,689)	$ 13,182,291	$ (2,893,640)	$ 63,436,425

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2005	2004	2003
Operating activities:			
Net income $	8,055,268	$ 5,318,910	$ 2,554,639
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net amortization of premiums on securities	1,130,766	1,050,687	858,412
Depreciation and amortization	1,699,380	1,204,446	953,819
Provision for loan losses	2,151,966	2,948,423	1,157,280
Gains on sales of investment securities, net	(114,410)	(357,196)	(247,978)
Gain on loan participations sold, net	(152,077)	(233,646)	(334,249)
Amortization of unearned compensation associated with restricted shares	244,724	43,009	-
Deferred tax expense (benefit)	(575,755)	(922,286)	569,987
Mortgage loans held for sale:			
Loans originated	(102,874,134)	(69,020,758)	(38,527,408)
Loans sold	99,634,711	68,968,458	36,944,808
Increase in other assets	(3,155,825)	(1,397,226)	(641,998)
Increase (decrease) in other liabilities	2,126,942	(860,749)	1,346,425
Net cash provided by operating activities	8,171,556	6,742,072	4,633,737
Investing activities:			
Activities in securities:			
Purchases	(116,361,069)	(132,755,709)	(132,340,115)
Sales	6,791,867	28,461,405	23,125,263
Maturities, prepayments and calls	32,935,215	35,172,378	41,637,158
Increase in loans, net	(175,606,019)	(176,375,116)	(87,376,399)
Purchases of premises and equipment and software	(3,438,916)	(5,144,869)	(3,910,748)
Purchases of capital securities of unconsolidated subsidiaries	(619,000)	-	(310,000)
Purchases of other assets	(2,089,000)	(881,719)	(929,500)
Net cash used in investing activities	(258,386,922)	(251,523,630)	(160,104,341)
Financing activities:			
Net increase in deposits	239,423,716	180,157,997	156,552,623
Net increase (decrease) in repurchase agreements	33,906,372	16,877,750	(98)
Advances from Federal Home Loan Bank:			
Issuances	62,000,000	48,000,000	34,500,000
Payments	(74,000,000)	(39,000,000)	(11,500,000)
Proceeds from issuance of subordinated debt	20,619,000	-	10,310,000
Debt issuance costs related to issuance of subordinated debt.	-	-	(150,000)
Net proceeds from sale of common stock	-	18,192,167	-
Exercise of common stock options	174,761	118,113	-
Other	-	(2,732)	-
Net cash provided by financing activities	282,123,849	224,343,295	189,712,525
Net increase (decrease) in cash and cash equivalents	31,908,483	(20,438,263)	34,241,921
Cash and cash equivalents, beginning of period	26,745,787	47,184,050	12,942,129
Cash and cash equivalents, end of period $	58,654,270	$ 26,745,787	$ 47,184,050

See accompanying notes to consolidated financial statements.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Nature of Business — Pinnacle Financial Partners, Inc. (Pinnacle Financial) was formed on February 28, 2000 and is a bank holding company whose primary business is conducted by its wholly-owned subsidiary, Pinnacle National Bank (Pinnacle National). Pinnacle National is a commercial bank located in Nashville, Tennessee. Pinnacle National provides a full range of banking services in its primary market areas of Davidson, Rutherford, Williamson and Sumner Counties. Pinnacle National commenced its banking operations on October 27, 2000. Pinnacle Financial and Pinnacle National have formed several subsidiaries for various purposes as follows:

- PFP Title Company is a wholly-owned subsidiary of Pinnacle National. PFP Title Company is licensed to sell title insurance policies to Pinnacle National customers and others.
- PNFP Holdings, Inc. is a wholly-owned subsidiary of PFP Title Company and is the parent of PNFP Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations.
- Pinnacle Community Development, Inc. is a wholly-owned subsidiary of Pinnacle National and is certified as a Community Development Entity by the Community Development Financial Institutions Fund of the United States Department of the Treasury.
- PNFP Statutory Trust I and PNFP Statutory Trust II, wholly-owned subsidiaries of Pinnacle Financial, were created for the exclusive purpose of issuing capital trust preferred securities.
- Pinnacle Advisory Services, Inc. is a wholly-owned subsidiary of Pinnacle Financial and was established as a registered investment advisor pursuant to regulations promulgated by the Board of Governors of the Federal Reserve System.
- Pinnacle Credit Enhancement Holdings, Inc. is a wholly-owned subsidiary of Pinnacle Financial and was established to own a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of letters of credit issued by the investors for the benefit of banks and other financial institutions.

Basis of Presentation — These consolidated financial statements include the accounts of Pinnacle Financial and its wholly-owned subsidiaries. PNFP Statutory Trust I, PNFP Statutory Trust II and Collateral Plus, LLC, are included in these consolidated financial statements pursuant to the equity method of accounting. Significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Flows — Cash on hand, cash items in process of collection, amounts due from banks, Federal funds sold and securities purchased under agreements to resell, with original maturities within ninety days, are included in cash and cash equivalents. The following supplemental cash flow information addresses certain cash payments and noncash transactions for each of the years in the three-year period ended December 31, 2005 as follows:

	For the years ended December 31,		
	2005	2004	2003
Cash Payments:			
Interest	$ 16,154,326	$ 7,252,494	$ 5,341,687
Income taxes	3,802,633	3,681,817	-
Noncash Transactions:			
Transfers of available-for-sale securities to held-to-maturity	-	27,655,669	-
Loans charged-off to the allowance for loan losses	207,647	1,032,378	167,023
Loans foreclosed upon with repossessions transferred to other assets	34,750	-	-

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities — Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value with any unrealized gains and losses reported in accumulated other comprehensive income (loss), net of the deferred income tax effects. Securities that Pinnacle Financial has both the positive intent and ability to hold to maturity are classified as held to maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end and forecasted performance of the investee.

Interest and dividends on securities, including amortization of premiums and accretion of discounts calculated under the effective interest method, are included in interest income. For certain securities, amortization of premiums and accretion of discounts is computed based on the anticipated life of the security which may not be the stated life of the security. Realized gains and losses from the sale of securities are determined using the specific identification method.

Loans Held for Sale — Loans originated and intended for sale are carried at the lower of cost or estimated fair value as determined on a loan-by-loan basis. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Realized gains and losses are recognized when payments have been received from the purchaser and are reflected in the accompanying consolidated statement of income in gains on the sale of loans and loan participations sold.

Loans — Loans are reported at their outstanding principal balances less unearned income, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income on loans is accrued based on the principal balance outstanding. Loan origination fees, net of certain loan origination costs, are deferred and recognized as an adjustment to the related loan yield using a method which approximates the interest method.

The accrual of interest on loans is discontinued when there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected or the principal or interest is more than 90 days past due, unless the loan is both well-secured and in the process of collection. Generally, all interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against current income. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is maintained at a level that management believes to be adequate to absorb losses inherent in the loan portfolio. Loan losses are charged against the allowance when they are known. Subsequent recoveries are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, volume, growth, composition of the loan portfolio, homogeneous pools of loans, risk ratings of specific loans, identified impaired loans and other factors related to the portfolio. This evaluation is performed quarterly and is inherently subjective, as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on any impaired loans. In addition, regulatory agencies, as an integral part of their examination process, will periodically review Pinnacle Financial's allowance for loan losses, and may require Pinnacle Financial to record adjustments to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered to be impaired when it is probable Pinnacle Financial will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Individually identified impaired loans are measured based on the present value of expected payments using the loan's original effective rate as the discount rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transfers of Financial Assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Pinnacle Financial, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Pinnacle Financial does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Premises and Equipment and Leaseholds — Premises and equipment are carried at cost less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets or the expected lease terms for leasehold improvements, whichever is shorter. Useful lives for all premises and equipment range between three and thirty years.

Pinnacle National is the lessee with respect to several office locations. All such leases are being accounted for as operating leases within the accompanying consolidated financial statements. Several of these leases include rent escalation clauses which require Pinnacle National to expense the costs associated with these escalating payments over a straight-line basis over the life of the expected lease term. At December 31, 2005, the deferred liability associated with these escalating rentals was approximately $270,000 and is included in other liabilities in the accompanying consolidated balance sheets.

Investments in unconsolidated subsidiaries and other entities — In addition to investments in unconsolidated subsidiaries, Pinnacle Financial maintains certain investments, at cost, with certain regulatory and other entities in which Pinnacle Financial has an ongoing business relationship. These entities are the Federal Reserve Bank of Atlanta, the Bankers' Bank of Atlanta and the Federal Home Loan Bank of Cincinnati. At December 31, 2005 and 2004, the cost of these investments was $4,598,000 and $3,269,000, respectively. Pinnacle Financial determined that it is not practicable to estimate the fair value of these investments. Pinnacle Financial has not observed any events or changes in circumstances that would have had an adverse effect on the fair value of the investment.

Securities sold under agreements to repurchase — Pinnacle National routinely sells securities to certain treasury management customers and then repurchases these securities the next day. Securities sold under agreements to repurchase are reflected as a secured borrowing in the accompanying consolidated balance sheets at the amount of cash received in connection with each transaction.

Other Assets — Included in other assets as of December 31, 2005 and 2004 is approximately $645,000 and $544,000, respectively, net of amortization, related to amounts paid to certain individuals to secure their employment with Pinnacle Financial. These amounts are subject to certain agreements whereby a certain pro rata amount will be owed Pinnacle Financial should the employee leave the employ of Pinnacle Financial within a predetermined time frame of their employment date. Pinnacle Financial is amortizing the amounts to salaries and employee benefits expense on a straight-line basis over 36 to 84 months.

Also included in other assets as of December 31, 2005 and 2004, is approximately $742,000 and $357,000, respectively, of computer software related assets, net of amortization. This software supports Pinnacle Financial's primary data systems and relates to amounts paid to vendors for installation and development of such systems. These amounts are amortized on a straight-line basis over periods of three to seven years. For the years ended December 31, 2005, 2004 and 2003, Pinnacle Financial's amortization expense was approximately $272,000, $162,000 and $122,000, respectively. Software maintenance fees are capitalized in other assets and amortized over the term of the maintenance agreement.

During the year ended December 31, 2002, Pinnacle National acquired life insurance policies on five key executives. Pinnacle National is the owner of the policies and is the beneficiary of the death proceeds from these policies. To acquire these policies, Pinnacle National paid a one-time premium of $1.8 million. Pinnacle National increases the value of the polices based on a crediting rate which is then reset quarterly thereafter. This crediting rate serves to increase the cash surrender value of the policies over the life of the policies. At December 31, 2005 and 2004, the aggregate cash surrender value of these policies, which is reflected in other assets, was $2,084,000 and $2,010,000, respectively. Pinnacle National has not borrowed any funds against these policies.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also included in other assets at December 31, 2005 and 2004 is $477,000 and $490,000, respectively, which is related to loans which have been sold to correspondent banks. These amounts represent the present value, net of amortization, of the future net cash flows retained by Pinnacle Financial. These amounts are amortized against net interest income over the life of the loan as the loan is repaid by the borrower. Amortization of these amounts was $165,000, $199,000 and $143,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes — Income tax expense consists of current and deferred taxes. Current income tax provisions approximate taxes to be paid or refunded for the applicable year. Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Accordingly, the resulting net deferred tax asset or net deferred tax liability is included in the accompanying consolidated balance sheets in either other assets or other liabilities.

Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards and tax credits will be realized. A valuation allowance is recorded for those deferred tax assets for which it is more likely than not that realization will not occur.

Pinnacle Financial and its wholly-owned subsidiaries file a consolidated income tax return. Each entity provides for income taxes based on its contribution to income or loss of the consolidated group.

Income Per Common Share — Basic earnings per share ("EPS") is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted. The difference between basic and diluted weighted average shares outstanding was attributable to common stock options and warrants.

As of December 31, 2005 and 2004, there were common stock options outstanding to purchase up to 1,242,393 and 1,068,350 common shares, respectively. Substantially all of these shares have exercise prices, which when considered in relation to the average market price of Pinnacle Financial's common stock, are considered dilutive and are considered in Pinnacle Financial's diluted income per share calculation for each of the years in the three year period ended December 31, 2005. There were common stock options of 20,700 and 2,000 outstanding as of December 31, 2005 and 2004, respectively, which were considered anti-dilutive and thus have not been considered in the fully-diluted share calculations below. Additionally, as of December 31, 2005 and 2004, Pinnacle Financial had outstanding warrants to purchase 406,000 common shares which have been considered in the calculation of Pinnacle Financial's diluted income per share for the years ended December 31, 2005 and 2004.

The following is a summary of the basic and diluted earnings per share calculation for each of the years in the three-year period ended December 31, 2005:

	2005	2004	2003
Basic earnings per share calculation:			
Numerator – Net income	$ 8,055,268	$ 5,318,910	$ 2,554,639
Denominator – Average common shares outstanding	8,408,663	7,750,943	7,384,106
Basic earnings per share	$ 0.96	$ 0.69	$ 0.35
Diluted earnings per share calculation:			
Numerator – Net income	$ 8,055,268	$ 5,318,910	$ 2,554,639
Denominator – Average common shares outstanding	8,408,663	7,750,943	7,384,106
Dilutive shares contingently issuable	1,055,837	947,196	491,900
Average dilutive common shares outstanding	9,464,500	8,698,139	7,876,006
Diluted earnings per share	$ 0.85	$ 0.61	$ 0.32

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 20, 2004, the Board of Directors of Pinnacle Financial approved a two for one stock split of the Company's common stock payable as a 100% stock dividend on May 10, 2004 to shareholders of record on April 30, 2004. Pinnacle Financial has retroactively applied the impact of this stock split in these consolidated financial statements.

Stock-Based Compensation — Pinnacle Financial applies APB Opinion 25 and related interpretations in accounting for the stock option plan. All option grants carry exercise prices equal to or above the fair value of the common stock on the date of grant. Accordingly, no compensation cost has been recognized. Had compensation cost for Pinnacle Financial's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," Pinnacle Financial's net income and net income per share would have been adjusted to the pro forma amounts indicated below for each of the years in the three-year period ended December 31, 2005:

		2005	2004	2003
Net income, as reported		$ 8,055,268	$ 5,318,910	$ 2,554,639
Add: Compensation expense recognized in the accompanying consolidated financial statements, net of related tax effects		148,731	26,139	-
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects		(759,501)	(436,586)	(307,343)
Pro forma net income		$ 7,444,498	$ 4,908,463	$ 2,247,296
Per share information:				
Basic net income	As reported	$ 0.96	$ 0.69	$ 0.35
	Pro forma	$ 0.89	$ 0.63	$ 0.30
Diluted net income	As reported	$ 0.85	$ 0.61	$ 0.32
	Pro forma	$ 0.79	$ 0.56	$ 0.29

For purposes of these calculations, the fair value of options granted for each of the years in the three-year period ended December 31, 2005 was estimated using the Black-Scholes option pricing model and the following assumptions:

	2005	2004	2003
Risk free interest rate	2.57%	1.11%	1.19%
Expected life of the options	6.5 years	6.5 years	6.5 years
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	24.1%	21.4%	18.2%
Weighted average fair value	$ 7.30	$ 3.62	$ 1.65

In preparation for adoption of SFAS No. 123 (revised 2004), *Share-Based Payment*, Pinnacle Financial reevaluated all stock option issuances prior to December 31, 2005 and modified its assumptions related to forfeiture rates, option lives, risk free rates and volatility. Pinnacle Financial uses the simplified method in determining the estimated life of stock option issuances. These modifications have been considered in the pro forma information above and did not significantly impact the pro forma net income or per share information for 2004 or 2003.

Comprehensive Income (Loss) —SFAS No. 130, "Reporting Comprehensive Income" describes comprehensive income as the total of all components of comprehensive income including net income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Currently, Pinnacle Financial's other comprehensive income (loss) consists of unrealized gains and losses, net of deferred income taxes, on available-for-sale securities.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements —Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* ("SOP 03-03") addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. The SOP does not apply to loans originated by the entity. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, Amortization of Discounts on Certain Acquired Loans. In light of the pending merger with Cavalry, Pinnacle Financial is currently evaluating the impact of SOP 03-03 in future periods on our consolidated financial position or results of income.

FASB Staff Position on FAS No. 115-1 and FAS No. 124-1 ("the FSP"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and addresses the determination of when an investment is considered impaired; whether the impairment is other-than-temporary; and how to measure an impairment loss. The FSP also addresses accounting considerations subsequent to the recognition of an other-than-temporary impairment on a debt security, and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The FSP replaces the impairment guidance on Emerging issues Task Force (EITF) Issue No. 03-1 with references to existing authoritative literature concerning other-than-temporary determinations. Under the FSP, losses arising from impairment deemed to be other-than-temporary, must be recognized in earnings at an amount equal to the entire difference between the securities cost and its fair value at the financial statement date, without considering partial recoveries subsequent to that date. The FSP also required that an investor recognize an other-than-temporary impairment loss when a decision to sell a security has been made and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale. The FSP is effective for reporting periods beginning after December 15, 2005. The initial adoption of this statement is not expected to have a material impact on Pinnacle Financial's consolidated financial statements.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), *Share-Based Payment*, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. This Statement requires measurement of the cost of employee services received in exchange for stock compensation based on the grant date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. Pinnacle Financial will adopt this Standard on January 1, 2006 under the modified prospective method of application. Under that method, Pinnacle Financial will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date. Excluding the impact of employee stock options granted after December 31, 2005, Pinnacle Financial estimates the adoption of SFAS No. 123R will result in the recognition of pre-tax compensation costs for share based awards of approximately $620,000 in 2006.

The FASB issued an FSP on December 15, 2005, "SOP 94-6-1 - Terms of Loan Products That May Give Rise to a Concentration of Credit Risk" which addresses the disclosure requirements for certain nontraditional mortgage and other loan products the aggregation of which may constitute a concentration of credit risk under existing accounting literature. Pursuant to this FSP, the FASB's intentions were to reemphasize the adequacy of such disclosures and noted that the recent popularity of certain loan products such as negative amortization loans, high loan-to-value loans, interest only loans, teaser rate loans, option adjusted rate mortgage loans and other loan product types may aggregate to the point of being a concentration of credit risk to an issuer and thus may require enhanced disclosures under existing guidance. This FSP was effective immediately. Pinnacle Financial has evaluated the impact of this FSP and has concluded that the disclosures are consistent with the objectives of the FSP.

Reclassifications – Certain previous amounts have been reclassified to conform to the 2005 presentation. Such reclassifications had no impact on net income or loss during any period.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Definitive Merger Agreement with Cavalry Bancorp, Inc.

On October 3, 2005, Pinnacle Financial announced that it had entered into a definitive agreement to merge with and into Cavalry Bancorp, Inc. ("Cavalry"), a one-bank holding company located in Murfreesboro, Tennessee with approximately $638 million in assets as of December 31, 2005. Pursuant to the agreement, Pinnacle will acquire the Cavalry common stock via a tax-free exchange whereby Cavalry shareholders will receive 0.95 shares of Pinnacle Financial common stock for each share of Cavalry common stock owned by Cavalry shareholders or approximately 6.9 million Pinnacle Financial shares. Pinnacle Financial and Cavalry are in the process of obtaining the required regulatory approvals to consummate the merger. Pinnacle Financial is in the process of obtaining the required regulatory approvals to consummate the merger, which is currently anticipated to close before the end of the first quarter of 2006.

Note 3. Restricted Cash Balances

Regulation D of the Federal Reserve Act requires that banks maintain reserve balances with the Federal Reserve Bank based principally on the type and amount of their deposits. At its option, Pinnacle Financial maintains additional balances to compensate for clearing and other services. For the years ended December 31, 2005 and 2004, the average daily balance maintained at the Federal Reserve was approximately $593,000 and $3,230,000, respectively.

Note 4. Securities

The amortized cost and fair value of securities available-for-sale and held-to-maturity at December 31, 2005 and 2004 are summarized as follows:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. government agency securities	31,054,469	-	534,899	30,519,570
Mortgage-backed securities	190,708,007	44,378	3,866,210	186,886,175
State and municipal securities	32,583,283	19,044	464,984	32,137,343
Corporate notes	2,300,442	-	94,436	2,206,006
	$ 256,646,201	$ 63,422	$ 4,960,529	$ 251,749,094
Securities held-to-maturity:				
U.S. government agency securities	$ 17,746,883	$ -	$ 441,208	$ 17,305,675
State and municipal securities	9,584,368	-	343,746	9,240,622
	$ 27,331,251	$ -	$ 784,954	$ 26,546,297

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale:				
U.S. Treasury securities	$ -	$ -	$ -	$ -
U.S. government agency securities	27,164,683	129,219	19,727	27,274,175
Mortgage-backed securities	138,851,236	348,187	672,189	138,527,234
State and municipal securities	12,486,440	71,726	55,481	12,502,685
Corporate notes	2,314,831	-	45,105	2,269,726
	$ 180,817,190	$ 549,132	$ 792,502	$ 180,573,820
Securities held-to-maturity:				
U.S. government agency securities	$ 17,746,555	$ 600	$ 298,605	$ 17,448,550
State and municipal securities	9,849,604	-	163,241	9,686,363
	$ 27,596,159	$ 600	$ 461,846	$ 27,134,913

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 31, 2004, Pinnacle National transferred approximately $27,656,000 of available-for-sale securities to held-to-maturity at fair value. The transfer consisted of substantially all of Pinnacle National's holdings of Tennessee municipal securities and several of its longer-term agency securities. The net unrealized gain on such securities as of the date of transfer was approximately $325,000. This amount is reflected in the accumulated other comprehensive income, net of tax, and is being amortized over the remaining lives of the respective held-to-maturity securities. At December 31, 2005, the unamortized amount approximated $230,000.

Pinnacle Financial realized approximately $114,000 in net gains from the sale of $6,792,000 of available-for-sale securities during the year ended December 31, 2005. There were no losses on the sale of securities during the year ended December 31, 2005. Pinnacle Financial realized $357,000 in net gains on the sale of $28,461,000 of available-for-sale securities during the year ended December 31, 2004. During the year ended December 31, 2004, gross realized gains amounted to $421,000 on the sale of $14.5 million of available-for-sale securities while gross realized losses amounted to $64,000 on the sale of $13.9 million of available-for-sale securities. During the year ended December 31, 2003, gross realized gains amounted to $263,000 on the sale of $20.5 million of available-for-sale securities while gross realized losses amounted to $15,000 on the sale of $2.6 million of available-for-sale securities.

At December 31, 2005, approximately $196,803,000 of Pinnacle Financial's available-for-sale portfolio was pledged to secure public funds and other deposits and securities sold under agreements to repurchase.

The amortized cost and fair value of debt securities as of December 31, 2005 by contractual maturity are shown below. Actual maturities may differ from contractual maturities of mortgage-backed securities since the mortgages underlying the securities may be called or prepaid with or without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Available-for-sale		Held-to-maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 411,923	$ 403,880	$ -	$ -
Due in one year to five years	23,633,257	23,111,526	19,759,888	19,350,684
Due in five years to ten years	34,509,448	34,101,957	7,571,363	7,195,613
Due after ten years	7,383,566	7,245,556	-	-
Mortgage-backed securities	190,708,007	186,886,175	-	-
	$ 256,646,201	$ 251,749,094	$ 27,331,251	$ 26,546,297

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2005 and 2004, included in securities were the following investments with unrealized losses. The information below classifies these investments according to the term of the unrealized loss of less than twelve months or twelve months or longer:

	Investments With an Unrealized Loss of Less than 12 months		Investments With an Unrealized Loss of 12 months or longer		Total Investments at December 31, 2005 With an Unrealized Loss	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
At December 31, 2005:						
U.S. government agency securities	$ 28,605,270	$ 463,534	$ 19,219,975	$ 512,573	$ 47,825,245	$ 976,107
Mortgage-backed securities	110,636,351	1,586,394	69,512,865	2,279,816	180,149,216	3,866,210
State and municipal securities	22,692,062	341,869	14,074,344	466,861	36,766,406	808,730
Corporate notes	-	-	2,206,006	94,436	2,206,006	94,436
Total temporarily-impaired securities	$ 161,933,683	$ 2,391,797	$ 105,013,190	$ 3,353,686	$ 266,946,873	$ 5,745,483
At December 31, 2004:						
U.S. government agency securities	$ 21,426,876	$ 318,332	$ -	$ -	$ 21,426,876	$ 318,332
Mortgage-backed securities	78,476,825	450,064	9,852,117	222,125	88,328,942	672,189
State and municipal securities	14,856,388	208,074	691,803	10,648	15,548,191	218,722
Corporate notes	2,314,831	45,105	-	-	2,314,831	45,105
Total temporarily-impaired securities	$ 117,074,920	$ 1,021,575	$ 10,543,920	$ 232,773	$ 127,618,840	$ 1,254,348

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Pinnacle Financial to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Because the declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality and because Pinnacle Financial has the ability and intent to hold all of these investments until a market price recovery or maturity, the impairment of these investments is not deemed to be other-than-temporary.

Note 5. Loans and Allowance for Loan Losses

The composition of loans at December 31, 2005 and 2004 is summarized as follows:

	2005	2004
Commercial real estate – Mortgage	$ 148,102,053	$ 117,122,607
Commercial real estate – Construction	30,295,106	8,427,763
Commercial – Other	239,128,969	189,456,385
Total Commercial	417,526,128	315,006,755
Consumer real estate – Mortgage	169,952,860	126,907,581
Consumer real estate – Construction	37,371,834	14,990,739
Consumer – Other	23,173,210	15,457,144
Total Consumer	230,497,904	157,355,464
Total Loans	648,024,032	472,362,219
Allowance for loan losses	(7,857,774)	(5,650,014)
Loans, net	$ 640,166,258	$ 466,712,205

Pinnacle Financial periodically analyzes its commercial loan portfolio to determine if a concentration of credit risk exists to any one or more industries. Pinnacle Financial utilizes broadly accepted industry classification systems in order to classify borrowers into various industry classifications. During 2005, Pinnacle Financial changed from

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the Standard Industry Code classification system to the North American Industry Classification System. Pinnacle Financial has a credit exposure (loans outstanding plus unfunded lines of credit) exceeding 25% of Pinnacle National's total risk-based capital to borrowers in the following industries at December 31, 2005 and 2004:

	2005	2004
Trucking industry	$ 50,421,000	$ 43,107,000
Operators of nonresidential buildings	60,932,000	27,510,000
Land subdividers	37,963,000	12,661,000

At December 31, 2005 and 2004, Pinnacle Financial had certain impaired loans on nonaccruing interest status. The principal balance of these nonaccrual loans amounted to $460,000, $561,000 and $379,000 at December 31, 2005, 2004 and 2003, respectively. In each case, Pinnacle Financial reversed all previously accrued interest income against current year earnings. Had these loans been on accruing status, interest income would have been higher by $21,000, $41,000 and $75,000 for each of the years in the three-year period ended December 31, 2005. During the years ended December 31, 2005, 2004 and 2003, the average balance of all impaired loans amounted to $387,000, $776,000 and $1,160,000, respectively. As all loans that were deemed impaired were either on nonaccruing interest status during the entire year or were placed on nonaccruing status on the date they were deemed impaired, no interest income has been recognized on any impaired loans during the three-year period ended December 31, 2005.

Changes in the allowance for loan losses for each of the years in the three-year period ended December 31, 2005 are as follows:

	2005	2004	2003
Balance at beginning of period	$ 5,650,014	$ 3,718,598	$ 2,677,043
Charged-off loans	(207,647)	(1,032,378)	(167,023)
Recovery of previously charged-off loans	263,441	15,371	51,298
Provision for loan losses	2,151,966	2,948,423	1,157,280
Balance at end of period	$ 7,857,774	$ 5,650,014	$ 3,718,598

At December 31, 2005, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $13,223,000 to certain directors, executive officers, and their related entities, of which $6,958,000 had been drawn upon. At December 31, 2004, Pinnacle Financial had granted loans and other extensions of credit amounting to approximately $6,565,000 to certain directors, executive officers, and their related entities of which $4,437,000 had been drawn upon. The terms on these loans and extensions are on substantially the same terms customary for other persons for the type of loan involved.

During 2005, 2004 and 2003, Pinnacle Financial sold participations in certain loans to correspondent banks at an interest rate that was less than that of the borrower's rate of interest. In accordance with generally accepted accounting principles, Pinnacle Financial has reflected a gain on the sale of these participated loans for the years ended December 31, 2005, 2004 and 2003 of approximately $152,000, $234,000 and $334,000, respectively, which is attributable to the present value of the future net cash flows of the difference between the interest payments the borrower is projected to pay Pinnacle Financial and the amount of interest that will be owed the correspondent based on their participation in the loan.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Premises and Equipment and Lease Commitments

Premises and equipment at December 31, 2005 and 2004 are summarized as follows:

	Range of Useful Lives	2005	2004
Land	-	$ 2,502,524	$ 2,502,525
Buildings	15 to 30 years	6,767,518	5,220,088
Leasehold improvements	15 to 20 years	1,232,973	810,266
Furniture and equipment	3 to 15 years	5,506,469	4,694,769
		16,009,484	13,227,648
Accumulated depreciation		(3,093,889)	(2,096,977)
		$ 12,915,595	$ 11,130,671

Depreciation expense was approximately $997,000, $657,000 and $542,000 for each of the years in the three-year period ended December 31, 2005.

Pinnacle Financial has entered into various operating leases, primarily for office space and branch facilities. Rent expense related to these leases for 2005, 2004 and 2003 totaled $950,000, $636,000 and $449,000, respectively. At December 31, 2005, the approximate future minimum lease payments due under the aforementioned operating leases for their base term is as follows:

2006	$ 951,000
2007	973,000
2008	1,000,000
2009	1,024,000
2010	946,000
Thereafter	9,464,000
	$ 14,358,000

Note 7. Deposits

At December 31, 2005, the scheduled maturities of time deposits are as follows:

2006	$ 224,279,128
2007	37,034,545
2008	8,313,873
2009	7,208,920
2010	820,663
	$ 277,657,129

Additionally, at December 31, 2005 and 2004, approximately $246,249,000 and $165,794,000, respectively, of time deposits had been issued in denominations of $100,000 or greater.

Note 8. Federal Home Loan Bank Advances and Other Borrowings

During 2001, Pinnacle National became a member of the Federal Home Loan Bank of Cincinnati ("FHLB"). As a result, Pinnacle National is eligible for advances from the FHLB, pursuant to the terms of various borrowing agreements, which assists Pinnacle National in the funding of its home mortgage and commercial real estate loan portfolios. Pinnacle National has pledged certain qualifying residential mortgage loans and, pursuant to a blanket lien, all qualifying commercial mortgage loans as collateral under the borrowing agreements with the FHLB.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2005 and 2004, Pinnacle National had received advances from the FHLB totaling $41,500,000 and $53,500,000, respectively. At December 31, 2005, the scheduled maturities of these advances and interest rates are as follows:

	Scheduled Maturities	Interest Rate Ranges
2006	$ 29,500,000	2.0% to 4.3%
2007	2,000,000	3.2%
2008	10,000,000	5.0%
	$ 41,500,000	
Weighted average interest rate		3.6%

At December 31, 2005, Pinnacle National has accommodations which allow Pinnacle National to purchase Federal funds from several of its correspondent banks on an overnight basis at prevailing overnight market rates. These accommodations are subject to various restrictions as to their term and availability, and in most cases, must be repaid within less than a month. There were no outstanding balances at December 31, 2005 or 2004 under these arrangements.

Note 9. Investments in Unconsolidated Subsidiaries and Subordinated Debt

On December 29, 2003, we established PNFP Statutory Trust I and on September 15, 2005 we established PNFP Statutory Trust II ("Trust I" and "Trust II" or collectively, the "Trusts"). Both are wholly-owned statutory business trusts. Pinnacle Financial is the sole sponsor of the Trusts and acquired each Trust's common securities for $310,000 and $619,000, respectively. The Trusts were created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $10,000,000 for Trust I and $20,000,000 for Trust II and using the proceeds to acquire junior subordinated debentures ("Subordinated Debentures") issued by Pinnacle Financial. The sole assets of the Trusts are the Subordinated Debentures. Pinnacle Financial's aggregate $929,000 investment in the Trusts is included in investments in unconsolidated subsidiaries in the accompanying consolidated balance sheets and the $30,929,000 obligation of Pinnacle Financial is reflected as subordinated debt.

The Trust I Preferred Securities bear a floating interest rate based on a spread over 3-month LIBOR (7.297% at December 31, 2005) which is set each quarter and matures on December 30, 2033. The Trust II Preferred Securities bear a fixed interest rate of 5.848% per annum thru September 30, 2010 at which time the securities will bear a floating rate set each quarter based on a spread over 3-month LIBOR. The Trust II securities mature on September 30, 2035. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Pinnacle Financial guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trusts. Pinnacle Financial's obligations under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Pinnacle Financial of the obligations of the Trusts under the Trust Preferred Securities.

The Subordinated Debentures are unsecured; bear interest rate at a rate equal to the rates paid by the Trusts on the Trust Preferred Securities and mature on the same dates as those noted above for the Trust Preferred Securities. Interest is payable quarterly. Pinnacle Financial may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and Pinnacle Financial's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after September 17, 2008 for Trust I and on or after September 30, 2010 for

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Trust II. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the parent company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities for both Trusts qualify as Tier I capital under current regulatory definitions subject to certain limitations. Debt issuance costs associated with Trust I of $120,000 consisting primarily of underwriting discounts and professional fees are included in other assets in the accompanying consolidated balance sheet as of December 31, 2005. These debt issuance costs are being amortized over ten years using the straight-line method. There are no debt issuance costs associated with Trust II.

Included in investment in unconsolidated subsidiaries and other entities are Pinnacle Financial's investments in Trust I and Trust II. These investments are accounted for under the equity method and consist of 100% of the common stock of Trust I and Trust II. Combined summary financial information for the Trusts on a stand alone basis follows (dollars in thousands):

Combined Summary Balance Sheets

	At December 31, 2005	At December 31, 2004
Asset – Investment in subordinated debentures issued by Pinnacle Financial	$ 30,929	$ 10,310
Liabilities	$ -	$ -
Stockholder's equity – Trust preferred securities	30,000	10,000
Common stock (100% owned by Pinnacle Financial)	929	310
Total stockholder's equity	30,929	10,310
Total liabilities and stockholder's equity	$ 30,929	$ 10,310

Combined Summary Income Statement

	Year ended December 31, 2005	Year ended December 31, 2004
Income – Interest income from subordinated debentures issued by Pinnacle Financial	$ 986	$ 431
Net Income	$ 986	$ 431

Combined Summary Statement of Stockholder's Equity

	Trust Preferred Securities	Common Stock	Retained Earnings	Total Stockholder's Equity
Beginning balances, December 31, 2003	$ 10,000	$ 310	$ -	$ 10,310
Net income	-	-	431	431
Dividends:				
Trust preferred securities	-	-	(418)	(418)
Common paid to Pinnacle Financial	-	-	(13)	(13)
Beginning balances, December 31, 2004	$ 10,000	$ 310	$ -	$ 10,310
Net income	-	-	986	986
Issuance of Trust II trust preferred securities	20,000	619	-	20,619
Dividends:				
Trust preferred securities	-	-	(956)	(956)
Common paid to Pinnacle Financial	-	-	(30)	(30)
Ending balances, December 31, 2005	$ 30,000	$ 929	$ -	$ 30,929

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes

Income tax expense (benefit) attributable to income from continuing operations for each of the years in the three-year period ended December 31, 2005 consists of the following:

	2005	2004	2003
Current tax expense:			
Federal	$ 3,589,487	$ 2,677,582	$ 710,749
State	178,630	416,987	145,010
Total current tax expense	3,768,117	3,094,569	855,759
Deferred tax expense (benefit):			
Federal	(479,072)	(765,139)	473,038
State	(96,683)	(157,147)	96,949
Total deferred tax expense (benefit)	(575,755)	(922,286)	569,987
	$ 3,192,362	$ 2,172,283	$ 1,425,746

Pinnacle Financial's income tax expense (benefit) differs from the amounts computed by applying the Federal income tax statutory rates of 34% in 2005, 2004 and 2003 to income before income taxes. A reconciliation of the differences for each of the years in the three-year period ended December 31, 2005 is as follows:

	2005	2004	2003
Income taxes at statutory rate	$ 3,824,194	$ 2,547,006	$ 1,353,331
State tax expense, net of federal tax effect	54,085	171,494	159,693
Federal tax credits	(300,000)	(300,000)	-
Tax-exempt securities	(339,900)	(156,354)	(69,442)
Other items	(46,017)	(89,863)	(17,836)
Income tax expense (benefit)	$ 3,192,362	$ 2,172,283	$ 1,425,746

The effective tax rate for 2005 and 2004 is impacted by Federal tax credits related to the New Markets Tax Credit program whereby a subsidiary of Pinnacle National has been awarded approximately $2.3 million in future Federal tax credits which are available thru 2010. Tax benefits related to these credits will be recognized for financial reporting purposes in the same periods that the credits are recognized in the Company's income tax returns. The credit that is available for each of the years ended December 31, 2005 and 2004 was $300,000. Pinnacle Financial believes that it and its subsidiary has complied with the various regulatory provisions of the New Markets Tax Credit program in 2005 and 2004. Also, during 2004, Pinnacle National formed a real estate investment trust which provides Pinnacle Financial with an alternative vehicle for raising capital. Additionally, the ownership structure of this real estate investment trust provides certain state income tax benefits to Pinnacle National and Pinnacle Financial.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Pinnacle Financial will realize the benefit of these deductible differences. However, the amount of the deferred tax asset considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income taxes included in other assets in the accompanying consolidated balance sheets at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Loan loss allowance	$ 3,019,094	$ 2,162,332
Securities	1,773,521	-
Other assets	174,816	136,790
	4,967,431	2,299,122
Deferred tax liabilities:		
Depreciation and amortization	417,207	62,390
Securities	-	15,240
Other accruals	139,602	175,384
	556,809	253,014
Net deferred tax assets	$ 4,410,622	$ 2,046,108

Note 11. Commitments and Contingent Liabilities

In the normal course of business, Pinnacle Financial has entered into off-balance sheet financial instruments which include commitments to extend credit (i.e., including unfunded lines of credit) and standby letters of credit. Commitments to extend credit are usually the result of lines of credit granted to existing borrowers under agreements that the total outstanding indebtedness will not exceed a specific amount during the term of the indebtedness. Typical borrowers are commercial concerns that use lines of credit to supplement their treasury management functions, thus their total outstanding indebtedness may fluctuate during any time period based on the seasonality of their business and the resultant timing of their cash flows. Other typical lines of credit are related to home equity loans granted to consumers. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are generally issued on behalf of an applicant (our customer) to a specifically named beneficiary and are the result of a particular business arrangement that exists between the applicant and the beneficiary. Standby letters of credit have fixed expiration dates and are usually for terms of two years or less unless terminated beforehand due to criteria specified in the standby letter of credit. A typical arrangement involves the applicant routinely being indebted to the beneficiary for such items as inventory purchases, insurance, utilities, lease guarantees or other third party commercial transactions. The standby letter of credit would permit the beneficiary to obtain payment from Pinnacle Financial under certain prescribed circumstances. Subsequently, Pinnacle Financial would then seek reimbursement from the applicant pursuant to the terms of the standby letter of credit.

Pinnacle Financial follows the same credit policies and underwriting practices when making these commitments as it does for on-balance sheet instruments. Each customer's creditworthiness is evaluated on a case-by-case basis and the amount of collateral obtained, if any, is based on management's credit evaluation of the customer. Collateral held varies but may include cash, real estate and improvements, marketable securities, accounts receivable, inventory, equipment, and personal property.

The contractual amounts of these commitments are not reflected in the consolidated financial statements and would only be reflected if drawn upon. Since many of the commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. However, should the commitments be drawn upon and should our customers default on their resulting obligation to us, Pinnacle Financial's maximum exposure to credit loss, without consideration of collateral, is represented by the contractual amount of those instruments.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of Pinnacle Financial's total contractual amount for all off-balance sheet commitments at December 31, 2005 is as follows:

Commitments to extend credit	$ 252,617,000
Standby letters of credit	57,550,000

At December 31, 2005, the fair value of Pinnacle Financial's standby letters of credit was $227,000. This amount represents the unamortized fee associated with these standby letters of credit and is included in the consolidated balance sheet of Pinnacle Financial. This fair value will decrease over time as the existing standby letters of credit approach their expiration dates.

Various legal claims also arise from time to time in the normal course of business. In the opinion of management, the resolution of claims outstanding at December 31, 2005 will not have a material effect on Pinnacle Financial's consolidated financial statements.

Note 12. Common Stock Offerings and Warrants

During 2004, Pinnacle Financial concluded a follow-on offering of its common stock to the general public. As a result of this offering, Pinnacle Financial, through its underwriters, sold 850,000 shares of common stock to the general public at $20 per share. The underwriters also exercised an over-allotment option and purchased an additional 127,500 shares at $20 per share, less the applicable underwriting discount. Net proceeds from the offering were approximately $18.2 million.

Three executives of Pinnacle Financial (the Chairman of the Board, the President and Chief Executive Officer and the Chief Administrative Officer) along with nine members of Pinnacle Financial's Board of Directors and two other organizers of Pinnacle Financial were awarded on August 18, 2000, warrants to acquire 406,000 shares of common stock at $5.00 per share. The warrants are exercisable until August 18, 2010. As of December 31, 2005, all of the warrants were exercisable.

Note 13. Salary Deferral Plan

Pinnacle Financial has a 401(k) retirement plan covering all employees who elect to participate, subject to certain eligibility requirements. The Plan allows employees to defer up to 15% of their salary subject to regulatory limitations with Pinnacle Financial matching 50% of the first 6% deferred in Pinnacle Financial stock. Pinnacle Financial's expense associated with the matching component of this plan for each of the years in the three-year period ended December 31, 2005 was approximately $259,000, $199,000 and $143,000, respectively, and is included in the accompanying statements of income in salaries and employee benefits expense.

Note 14. Stock Option Plan and Restricted Shares

Pinnacle Financial has two equity compensation plans under which it has granted stock options to its employees to purchase common stock at or above the fair market value on the date of grant. As of December 31, 2005, all of the options are intended to be incentive stock options qualifying under Section 422 of the Internal Revenue Code for favorable tax treatment. Options under the plans vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant. The shareholders of Pinnacle Financial approved a total allocation of 1,790,000 common shares toward this plan.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the plan changes during each of the years in the three-year period ended December 31, 2005 is as follows:

	Number	Weighted-Average Exercise Price
Outstanding at December 31, 2002	**724,700**	**$ 4.84**
Granted	185,800	7.55
Exercised	-	-
Forfeited	(3,100)	5.73
Outstanding at December 31, 2003	**907,400**	**$ 5.39**
Granted	189,080	14.65
Exercised	(23,780)	4.89
Forfeited	(4,350)	7.86
Outstanding at December 31, 2004	**1,068,350**	**$ 7.03**
Granted	209,482	23.74
Exercised	(20,953)	5.93
Forfeited	(14,486)	14.93
Outstanding at December 31, 2005	**1,242,393**	**$ 9.78**

The following table summarizes information about options granted under Pinnacle Financial's equity incentive plans at December 31, 2005.

Grant date by year	Number of Remaining Shares Outstanding	Remaining Weighted-Average Contractual Life in Years	Weighted-Average Exercise Price	Number of Shares Exercisable
2000	353,778	5.0	$ 5.00	353,778
2001	89,740	5.2	3.82	71,792
2002	240,145	6.1	5.01	144,087
2003	173,900	7.3	7.61	69,560
2004	180,118	8.1	14.73	36,024
2005	204,712	8.7	23.74	-
	1,242,393	6.7	$ 9.78	675,241

On January 18, 2006, Pinnacle Financial granted options to purchase 70,255 common shares to certain employees at an exercise price of $25.07 per share. These options, which were issued as non-qualified stock options, will vest in varying increments over five years beginning one year after the date of the grant and are exercisable over a period of ten years from the date of grant.

Additionally, Pinnacle Financial's 2004 Equity Incentive Plan provides for the granting of restricted share awards and other performance-based awards, such as stock appreciation rights. During 2005 and 2004, Pinnacle Financial awarded 16,366 shares and 3,846 shares, respectively, of restricted common stock to certain executives of Pinnacle Financial. The forfeiture restrictions on the restricted shares lapse in three separate traunches should Pinnacle Financial achieve certain earnings and soundness targets over the subsequent three year period. Compensation expense associated with the restricted share awards is recognized over the time period that the restrictions associated with the awards lapse. As a result, at each financial reporting date, the restricted shares are marked to fair value and compensation expense is measured based on the anticipated number of shares that will ultimately vest and the timing of the vesting period. Earnings and soundness targets for the 2005 and 2004 fiscal years were achieved and the restrictions related to 6,734 shares and 1,282 shares, respectively, were released. For the years ended December 31, 2005 and 2004, Pinnacle Financial recognized approximately $245,000 and $43,000, respectively, in compensation costs attributable to these awards.

On January 18, 2006, the Board of Directors of Pinnacle Financial awarded 3,200 shares of restricted common stock to the eight outside members of the board in accordance with their 2006 board compensation package. Each

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

board member received an award of 400 shares. The restrictions on these shares will lapse on the one year anniversary date of the award provided the individual board members meet attendance goals for the various board and board committee meetings to which they are scheduled to attend during the fiscal year ended December 31, 2006.

Note 15. Employment Contracts

Pinnacle Financial has entered into three continuously automatic-renewing three-year employment agreements with three of its senior executives, the President and Chief Executive Officer, the Chairman of the Board and the Chief Administrative Officer. These agreements will always have a three-year term unless any of the parties to the agreements gives notice of intent not to renew the agreement. The agreements specify that in certain defined "Terminating Events", Pinnacle Financial will be obligated to pay each of the three senior executives a certain amount which is based on their annual salaries and bonuses. These Terminating Events include disability, change of control and other events.

Note 16. Related Party Transactions

A local public relations company, of which one of Pinnacle Financial's directors is a principal, provides various services for Pinnacle Financial. For the years ended December 31, 2005, 2004, and 2003, Pinnacle Financial incurred approximately $187,000, $141,000 and $137,000, respectively, in expense for services rendered by this public relations company. Another director is an officer in an insurance firm that serves as an agent in securing insurance in such areas as Pinnacle Financial's property and casualty insurance and other insurance policies.

During the fourth quarter of 2004, Pinnacle Financial's wholly-owned subsidiary, Pinnacle Credit Enhancement Holdings, Inc. ("PCEH"), acquired a 24.5% membership interest in Collateral Plus, LLC. Collateral Plus, LLC serves as an intermediary between investors and borrowers in certain financial transactions whereby the borrowers require enhanced collateral in the form of guarantees or letters of credit issued by the investors for the benefit of banks and other financial institutions. An employee of Pinnacle National also owns a 24.5% interest in Collateral Plus, LLC. PCEH's 24.5% ownership of Collateral Plus, LLC resulted in pre-tax earnings of $216,000 in 2005. The financial impact of PCEH's 24.5% ownership of Collateral Plus, LLC to Pinnacle Financial's financial statements for the year ended December 31, 2004 was $9,000.

Note 17. Fair Value of Financial Instruments

The following methods and assumptions were used by Pinnacle Financial in estimating its fair value disclosures for financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow models. Those models are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2005 and 2004. Such amounts have not been revalued for purposes of these consolidated financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Cash, Due From Banks and Fed Funds Sold - The carrying amounts of cash, due from banks, and federal funds sold approximate their fair value.

Securities - Fair values for securities are generally based on available quoted market prices.

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are equal to carrying values. For fixed rate loans that reprice within one year, fair values are equal to carrying values. For other loans, fair values are estimated using discounted cash flow models, using current market interest rates offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow models or based on the fair value of the underlying collateral.

Deposits, Securities Sold Under Agreements to Repurchase, Advances from the Federal Home Loan Bank and Subordinated Debt - The carrying amounts of demand deposits, savings deposits, securities sold under agreements to repurchase and floating rate subordinated debt approximate their fair values. Fair values for certificates of deposit, advances from the Federal Home Loan Bank and fixed rate subordinated debt are estimated using discounted cash flow models, using current market interest rates offered on certificates, advances and other borrowings with similar remaining maturities. For fixed rate subordinated debt, the maturity is assumed to be as of the earliest date that the indebtedness will be repriced.

Off-Balance Sheet Instruments - The fair values of Pinnacle Financial's off-balance-sheet financial instruments are based on fees charged to enter into similar agreements. However, commitments to extend credit and standby letters of credit do not represent a significant value to Pinnacle Financial until such commitments are funded. Pinnacle Financial has determined that the fair value of commitments to extend credit is not significant.

The carrying amounts and estimated fair values of Pinnacle Financial's financial instruments at December 31, 2005 and 2004 were as follows (in thousands):

	December 31, 2005		December 31, 2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash, due from banks, and Federal funds sold	$ 58,654	$ 58,654	$ 26,746	$ 26,746
Securities available-for-sale	251,749	251,749	180,574	180,574
Securities held-to-maturity	27,331	26,546	27,596	27,135
Mortgage loans held-for-sale	4,874	4,874	1,635	1,635
Loans, net	640,166	630,586	466,712	467,290
Financial liabilities:				
Deposits and securities sold under agreements to repurchase	$ 875,985	$ 873,635	$ 602,655	$ 601,379
Federal Home Loan Bank advances	41,500	40,889	53,500	53,183
Subordinated debt	30,929	30,427	10,310	10,310
	Notional Amount		Notional Amount	
Off-balance sheet instruments:				
Commitments to extend credit	$ 252,617	$ -	$ 160,849	$ -
Standby letters of credit	57,550	227	45,342	188

Note 18. Regulatory Matters

Pinnacle National is subject to restrictions on the payment of dividends to Pinnacle Financial under federal banking laws and the regulations of the Office of the Comptroller of the Currency. Pinnacle Financial is also subject to limits on payment of dividends to its shareholders by the rules, regulations and policies of federal banking authorities. Pinnacle Financial has not paid any dividends to date, nor does it anticipate paying dividends to its

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

shareholders for the foreseeable future. Future dividend policy will depend on Pinnacle National's earnings, capital position, financial condition and other factors.

Pinnacle Financial and Pinnacle National are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Pinnacle Financial and Pinnacle National must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Pinnacle Financial's and Pinnacle National's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Pinnacle Financial and Pinnacle National to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2005 and 2004, Pinnacle Financial and Pinnacle National meet all capital adequacy requirements to which they are subject. To be categorized as well-capitalized, Pinnacle National must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. Pinnacle Financial and Pinnacle National's actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		Minimum Capital Requirement		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2005						
Total capital to risk weighted assets:						
Pinnacle Financial	$105,101	12.6%	$66,521	8.0%	not applicable	
Pinnacle National	$90,215	10.9%	$66,334	8.0%	$82,917	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$97,243	11.7%	$33,261	4.0%	not applicable	
Pinnacle National	$82,357	9.9%	$33,167	4.0%	$49,751	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$97,243	9.9%	$39,444	4.0%	not applicable	
Pinnacle National	$82,357	8.4%	$39,444	4.0%	$49,305	5.0%
At December 31, 2004						
Total capital to risk weighted assets:						
Pinnacle Financial	$73,540	12.7%	$46,410	8.0%	not applicable	
Pinnacle National	$63,775	11.0%	$46,373	8.0%	$57,967	10.0%
Tier I capital to risk weighted assets:						
Pinnacle Financial	$67,880	11.7%	$23,205	4.0%	not applicable	
Pinnacle National	$58,115	10.0%	$23,187	4.0%	$34,780	6.0%
Tier I capital to average assets (*):						
Pinnacle Financial	$67,880	9.7%	$28,134	4.0%	not applicable	
Pinnacle National	$58,115	8.3%	$28,116	4.0%	$35,145	5.0%

(*) *Average assets for the above calculations were fourth quarter amounts.*

Note 19. Business Segment Information

Pinnacle Financial has three reporting segments comprised of commercial banking, investment services and mortgage origination. Pinnacle Financial's primary segment is commercial banking which consists of commercial loan and deposit services as well as the activities of Pinnacle Financial's branch locations. Investment services include all brokerage and investment activities associated with Pinnacle Asset Management, an operating unit within Pinnacle National. Mortgage origination is also a separate unit within Pinnacle National and focuses on the

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

origination of residential mortgage loans for sale to investors in the secondary residential mortgage market. The following tables present financial information for each reportable segment for each of the years noted (dollars in thousands):

	Commercial Banking	Investment Services	Mortgage Origination	Total Company
2005:				
Net interest income	$ 29,038	$ -	$ -	$ 29,038
Provision for loan losses	2,152	-	-	2,152
Noninterest income	2,675	1,573	1,146	5,394
Noninterest expense	19,315	1,171	546	21,032
Income tax expense	2,809	154	230	3,193
Net income	$ 7,437	$ 248	$ 370	$ 8,055
End of period assets	$ 1,016,772	$ -	$ -	$ 1,016,772
2004:				
Net interest income	$ 20,264	$ -	$ -	$ 20,264
Provision for loan losses	2,948	-	-	2,948
Noninterest income	2,348	1,313	1,317	4,978
Noninterest expense	12,884	1,004	915	14,803
Income tax expense	1,900	118	154	2,172
Net income	$ 4,880	$ 191	$ 248	$ 5,319
End of period assets	$ 727,139	$ -	$ -	$ 727,139
2003:				
Net interest income	$ 12,899	$ -	$ -	$ 12,899
Provision for loan losses	1,157	-	-	1,157
Noninterest income	1,511	833	691	3,035
Noninterest expense	9,483	872	441	10,796
Income tax expense	1,347	(15)	94	1,426
Net income	$ 2,423	$ (24)	$ 156	$ 2,555
End of period assets	$ 498,421	$ -	$ -	$ 498,421

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20. Parent Company Only Financial Information

The following information presents the condensed balance sheets, statements of income, and cash flows of Pinnacle Financial as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005:

CONDENSED BALANCE SHEETS

	2005	2004
Assets:		
Cash	$ 12,679,759	$ 8,091,049
Investments in consolidated subsidiaries:		
Pinnacle National	79,463,336	58,140,549
Pinnacle Advisory Services	107,086	15,450
Pinnacle Credit Enhancement Holdings	123,431	245
Investment in unconsolidated subsidiaries:		
PNFP Statutory Trust I	310,000	310,000
PNFP Statutory Trust II	619,000	-
Income taxes receivable from subsidiaries	676,886	1,807,272
Other assets	618,650	139,175
	$ 94,598,148	$ 68,503,740
Liabilities and stockholders' equity:		
Current income taxes payable	232,723	312,221
Subordinated debt	30,929,000	10,310,000
Other liabilities	-	1,344
Stockholders' equity	63,436,425	57,880,175
	$ 94,598,148	$ 68,503,740

CONDENSED STATEMENTS OF INCOME

	2005	2004	2003
Revenues – Interest income	$ 133,748	$ 63,121	$ 24,833
Expenses:			
Interest expense – subordinated debentures	985,645	431,318	-
Compensation expense – restricted stock	244,724	43,009	-
Other expense	58,772	100,179	23,113
Income (loss) before income taxes and equity in income of subsidiaries	(1,155,393)	(511,385)	1,720
Income tax (expense) benefit	438,270	198,516	(657)
Income before equity in income of subsidiaries	(717,123)	(312,869)	1,063
Equity in income of subsidiaries	8,772,391	5,631,779	2,553,576
Net income	$ 8,055,268	$ 5,318,910	$ 2,554,639

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED STATEMENTS OF CASH FLOWS

	2005	2004	2003
***Operating activities*:**			
Net income	$ 8,055,268	$ 5,318,910	$ 2,554,639
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Amortization of compensation expense related to restricted stock awards	244,724	43,009	-
Decrease (increase) in income taxes receivable, net	1,050,887	(1,447,991)	(47,060)
Decrease (increase) in other assets	(479,474)	12,365	(1,540)
Increase (decrease) in other liabilities	(1,344)	(8,656)	4,385
Deferred tax expense	-	-	47,726
Equity in income of subsidiaries	(8,772,391)	(5,631,779)	(2,553,576)
Net cash provided (used) by operating activities	97,670	(1,714,142)	4,574
Investing activities –			
Investment in unconsolidated subsidiaries:	(619,000)	-	(310,000)
Investment in consolidated subsidiaries:			
Pinnacle National	(15,500,000)	(17,556,000)	(4,244,500)
Other subsidiaries	(183,721)	(57,812)	-
Net cash used by investing activities	(16,302,721)	(17,613,812)	(4,554,500)
Financing activities –			
Proceeds from issuance of subordinated debt	20,619,000	-	10,310,000
Debt issuance costs related to issuance of subordinated debt	-	-	(150,000)
Net proceeds from sale of common stock	-	18,192,167	-
Exercise of common stock options	174,761	118,113	-
Net cash provided by financing activities	20,793,761	18,310,280	10,160,000
Net increase (decrease) in cash	4,588,710	(1,017,674)	5,610,074
Cash, beginning of year	8,091,049	9,108,723	3,498,649
Cash, end of year	$ 12,679,759	$ 8,091,049	$ 9,108,723

PINNACLE FINANCIAL PARTNERS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21. Quarterly Financial Results (unaudited)

A summary of selected consolidated quarterly financial data for the years ended December 31, 2005 and 2004 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005				
Interest income $	9,270	$ 10,544	$ 12,379	$ 14,118
Net interest income	6,503	6,795	7,456	8,287
Provision for loan losses	601	483	366	702
Net income before taxes	2,499	2,762	2,867	3,119
Net income	1,780	1,959	2,078	2,238
Basic net income per share $	*0.21*	*$ 0.23*	*$ 0.25*	*$ 0.27*
Diluted net income per share $	*0.19*	*$ 0.21*	*$ 0.22*	*$ 0.24*
2004				
Interest income $	5,666	$ 6,225	$ 7,214	$ 8,574
Net interest income	4,152	4,536	5,299	6,278
Provision for loan losses	354	449	1,012	1,134
Net income before taxes	1,611	1,655	1,961	2,263
Net income	1,071	1,168	1,391	1,689
Basic net income per share $	*0.15*	*$ 0.16*	*$ 0.18*	*$ 0.20*
Diluted net income per share $	*0.13*	*$ 0.14*	*$ 0.16*	*$ 0.18*

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pinnacle Financial Partners, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Pinnacle Financial Partners, Inc.'s internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Pinnacle Financial Partners, Inc.'s management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Pinnacle Financial Partners, Inc.'s independent registered public accounting firm has issued an audit report on Pinnacle Financial Partners Inc.'s management's assessment of the company's internal control over financial reporting. This report appears on page 63 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pinnacle Financial Partners, Inc.:

We have audited the accompanying consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pinnacle Financial Partners, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Nashville, Tennessee
February 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Pinnacle Financial Partners, Inc.:

We have audited management's assessment, included in the accompanying Report on Internal Control Over Financial Reporting, that Pinnacle Financial Partners, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pinnacle Financial Partners, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pinnacle Financial Partners, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Pinnacle Financial Partners, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pinnacle Financial Partners, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 22, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Nashville, Tennessee
February 22, 2006

INVESTOR INFORMATION

Pinnacle Financial's common stock is traded on the Nasdaq Stock Market's National Market under the symbol "PNFP". The following table shows the high and low bid price information for Pinnacle Financial's common stock for each quarter in 2005 and 2004 as reported on the Nasdaq National Market. The stock prices set forth below are adjusted to reflect our two-for-one common stock split paid on May 10, 2004.

	Bid Price Per Share	
	High	Low
2005:		
First quarter	$ 24.05	$ 20.72
Second quarter	25.14	20.50
Third quarter	26.65	22.67
Fourth quarter	25.96	21.70
2004:		
First quarter	$ 15.50	$ 11.65
Second quarter	18.67	13.50
Third quarter	23.70	17.70
Fourth quarter	25.10	21.35

As of February 15, 2006, Pinnacle Financial had approximately 75 shareholders of record and, additionally, approximately 3,200 beneficial owners.

Pinnacle Financial has not paid any cash dividends since inception, and it does not anticipate that it will consider paying dividends until Pinnacle National generates sufficient capital from operations to support both anticipated asset growth and dividend payments.

BOARD OF DIRECTORS

Sue G. Atkinson
Chairman
Atkinson Public Relations

Gregory L. Burns
Chairman and Chief Executive Officer
O'Charley's Inc.

Colleen Conway-Welch
Dean of Nursing
Vanderbilt University

James C. Cope
Partner
Cope, Hudson, Scarlett, Reed & McCreary

William H. Huddleston, IV
President
Huddleston-Steele Engineering, Inc.

Clay T. Jackson
Senior Vice President, Regional Agency Manager, Tennessee
BB&T Cooper, Love, Jackson, Thornton & Harwell

Ed C. Loughry, Jr.
Vice Chairman
Pinnacle Financial Partners, Inc.
Formerly Chairman and CEO of Cavalry Bancorp, Inc.

John E. Maupin, Jr., DDS
President
Meharry Medical College

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners, Inc.

Hal N. Pennington
Chairman, President and Chief Executive Officer
Genesco Inc.

Dale W. Polley
Retired President of First American National Bank and Vice Chairman of the First American Board

James L. Shaub II
President and Chief Executive Officer
Southeast Waffles, LLC

Reese L. Smith III
President
Haury & Smith Contractors, Inc.

M. Terry Turner
President and Chief Executive Officer
Pinnacle Financial Partners, Inc.

DIRECTOR EMERITUS
Robert E. McNeilly, Jr.
Retired Chairman of First American's Nashville Bank and President of First American Trust Company

LEADERSHIP TEAM

Harold R. Carpenter
Executive Vice President and Chief Financial Officer

R. Dale Floyd
Senior Vice President and Chief Lending Officer
Rutherford County

Gerald M. Hampton
Senior Vice President and Financial Advisor

Joanne B. Jackson
Executive Vice President and Manager
Client Services Group

William S. Jones
Executive Vice President and Rutherford County Area Executive

M. Glenn Layne
Senior Vice President and Senior Credit Officer
Rutherford County

Ed C. Loughry, Jr.
Vice Chairman

Robert A. McCabe, Jr.
Chairman

Charles B. McMahan
Executive Vice President and Senior Credit Officer

P. Barry Moody
Executive Vice President and Manager
Pinnacle Asset Management

Martha Olsen
Executive Vice President and Chief People Officer

Hugh M. Queener
Executive Vice President and Chief Administrative Officer

James O. Sweeney, III
Senior Vice President and Manager, Client Services Group
Rutherford County

M. Terry Turner
President and Chief Executive Officer

James E. White
Executive Vice President and Chief Lending Officer

GENERAL COUNSEL

Bass, Berry & Sims PLC
Nashville, Tennessee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
Nashville, Tennessee

STOCK LISTING

The common stock of Pinnacle Financial Partners, Inc. is traded on the Nasdaq National Market under the trading symbol "PNFP."

INVESTOR RELATIONS

Shareholders and others seeking a copy of the Company's public filings should visit the Investor Relations section of our website at www.pnfp.com or contact:

Chief Financial Officer
Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

SHAREHOLDER SERVICES

Shareholders desiring to change address or ownership of stock, report lost certificates or to consolidate accounts should contact:

Registrar and Transfer Company
P.O. Box 1010
Cranford, New Jersey 07016-3572

ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will convene at 11 a.m. on Tuesday, May 16, 2006. The meeting will be held at the BellSouth Amphitheater, 333 Commerce Street, Nashville, Tennessee. Further information regarding this meeting can be found in the Company's proxy statement for the 2006 Annual Meeting.

"FRIENDS OF PINNACLE" ANNOUNCEMENTS

The Company maintains an e-mail listing so that important financial news and insights as well as news about Pinnacle can be distributed quickly and efficiently. If you would like to be added to our "Friends of Pinnacle" distribution listing, please call us at (615) 744-3700, or log on to www.pnfp.com and complete the "Contact Us" form.

Pinnacle[SM]
FINANCIAL PARTNERS

Pinnacle Financial Partners, Inc.
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Bedford County Location

Pinnacle Shelbyville
604 North Main St.
Shelbyville, TN 37160
(931) 684-6166

Davidson County Locations

Pinnacle Donelson
(Opening Fall of 2006)

Pinnacle Downtown Nashville
211 Commerce Street, Suite 300
Nashville, Tennessee 37201
(615) 744-3700

Pinnacle Green Hills
2307 Crestmoor Drive
Nashville, Tennessee 37215
(615) 743-3500

Pinnacle Rivergate
847 Conference Drive
Goodlettsville, Tennessee 37072
(615) 744-3290

Pinnacle West End
2300 West End Avenue
Nashville, Tennessee 37203
(615) 690-4000

Rutherford County Locations

Pinnacle Murfreesboro:

114 West College St.
Murfreesboro, TN 37130
(615) 893-1234

2035 S.E. Broad St.
Murfreesboro, TN 37127
(615) 893-1234

1645 N.W. Broad St.
Murfreesboro, TN 37129
(615) 893-1234

123 Cason Lane
Murfreesboro, TN 37128
(615) 893-1234

1745 Memorial Blvd.
Murfreesboro, TN 37129
(615) 893-1234

2604 South Church St.
Murfreesboro, TN 37128
(615) 893-1234

Pinnacle Smyrna:

269 South Lowry St.
Smyrna, TN 37167
(615) 893-1234

467 Sam Ridley Parkway West
Smyrna, TN 37167
(615) 893-1234

Sumner County Location

Pinnacle Hendersonville
270 East Main St.
Hendersonville, TN 37075
(615) 690-4045

Williamson County Locations

Pinnacle Brentwood
7029 Church Street East
Brentwood, Tennessee 37027
(615) 744-5100

Pinnacle Cool Springs
7040 Carothers Parkway
Franklin, Tennessee 37067
(615) 744-3770

Pinnacle Franklin
216 South Royal Oaks Boulevard
Franklin, Tennessee 37064
(615) 690-4030

